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       As filed with the Securities and Exchange Commission on December 11, 2001
                                                  Registration Number: 000-32273
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB




          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                       ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           LEGENDS OF THE FAITH, INC.
                           --------------------------
                 (Name of small business issuer in its charter)



            NEVADA                                     88-0419183
            ------                                     ----------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)



                           2240 MERIDIAN BOULEVARD #B
                              MINDEN, NEVADA 89423
                              --------------------
                    (Address of principal executive offices)


                                 (775) 782-2506
                                 --------------
                           (Issuer's telephone number)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, PAR VALUE $.001
                          -----------------------------
                                (Title of class)

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                                TABLE OF CONTENTS

SECTION                                                                     PAGE

FORWARD-LOOKING STATEMENTS.....................................................1

RISK FACTORS...................................................................1


PART I

ITEM 1.       DESCRIPTION OF BUSINESS.........................................11


ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS.............................27


ITEM 3.       DESCRIPTION OF PROPERTY.........................................29


ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..30

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND  CONTROL PERSONS...31


ITEM 6.       EXECUTIVE COMPENSATION..........................................32


ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................33

ITEM 8.       DESCRIPTION OF SECURITIES.......................................34

PART II

ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS.............35


ITEM 2.       LEGAL PROCEEDINGS...............................................35


ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................36

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.........................36

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................37

PART F/S


INDEX TO FINANCIAL STATEMENTS................................................F-1

PART III

ITEM 1.       INDEX TO EXHIBITS..............................................A-1

SIGNATURES...................................................................S-1


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                           FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains forward-looking statements. These statements relate to future events or our future financial performance. You should exercise extreme caution with respect to all forward-looking statements contained in this Form 10-SB. Specifically, the following statements are forward-looking:

         o statements regarding our overall business strategy, including without limitation our intended markets and future products;
         o statements regarding the plans and objectives of our management for future operations, the production of products, including the size and nature of the costs we expect to incur and the people and services we may employ;
         o statements regarding our competition or regulations that may affect us;
         o statements regarding our ability to compete with third parties;
         o any statements using the words "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "should," "would," "expect," "plan," "predict," "potential," "continue" and similar words; and
         o        any statements other than historical fact.

         Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including without limitation, those listed in "Risk Factors." However, such expectations may prove to be incorrect. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described in this Form 10-SB. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur. We are under no duty to update any of the forward-looking statements after the date of this Form 10-SB.

                                  RISK FACTORS

         Our business is subject to a number of risks that are generally associated with start-up companies in the development stage of their business and companies engaged in business through the Internet. These risks could cause our actual results to differ materially from the results we project and any forward-looking statement we make in this registration statement. Below is a description of some of the risks that we anticipate will be associated with our business and an investment in our company.

OUR LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT.


         We were incorporated on March 17, 1999, to engage in the business of marketing children's toys and related products through our four distribution channels. As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and several of our expenses are anticipated to be fixed because of the amount of capital required to establish our business and the expenditures we

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anticipate will be necessary to maintain a minimum level of capacity. Our sales and operating results are difficult to forecast because they will generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected. See "Business of the Registrant."


BECAUSE WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION AND EXPECT TO INCUR FURTHER LOSSES, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.


Since inception, we have incurred significant losses from operations, and accumulated a deficit of $1,000,674 through July 31, 2001. We incurred losses of $61,532 and $907,591 for the fiscal years ended January 31, 2000 and 2001, respectively. We expect to continue to incur substantial losses in future periods. Our independent accountants have included an explanatory paragraph in their report on our financial statements stating that our financial statements have been prepared assuming that we will continue as a going concern, but that substantial doubt exists as to our ability to do so because of these recurring losses from operations and our net capital deficiency.


IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE, WE WILL HAVE TO DECREASE EXPENSES AND MODIFY OUR BUSINESS PLAN.

         Implementation of our business plan will require funds not currently available to us. Accordingly, we will be required to seek additional financing during the next six months. We intend to raise additional capital through public or private sales of equity and/or debt securities. We have not entered into any arrangements with respect to such financings, however, and cannot be certain that we will be able to find such additional financing on reasonable terms, or at all. If we are unable to secure such financing when needed, we may be unable to expand, respond to competitive pressures, increase and diversify our product offerings, maintain adequate inventory, increase our advertising and marketing, implement our e-commerce strategy, and otherwise implement our business plan as described in this registration statement. We would be required to decrease expenses and modify our business plan based upon the cash available to us.

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW.

         We expect to experience operating losses and negative cash flow in the near future. Activities which will incur additional costs and expenses include:

         o        brand development, marketing and other promotional activities;
         o the expansion of our inventory management and distribution operations;

         o the continued development of our Legends Websites, the systems that we use to process customers' orders and payments, and our computer network;
         o        increased marketing activities;
         o        increased inventory carrying costs;
         o        increased administrative costs;
         o        cost related to financings;
         o the expansion of our product offerings and our Legends Websites' content; and
         o        development of relationships with strategic business partners.


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         As of July 31, 2001, we had an accumulated deficit of $992,037. Our losses are likely to increase substantially in the next six months as we anticipate costs will increase due to a number of factors, including:

         o        an increase in the number of employees;
         o        an increase in sales and marketing activities;
         o        addition of warehouse facilities and infrastructure;
         o        increased inventory carrying costs;
         o        increased administrative costs; and
         o        increased training costs.


         Our ability to become profitable depends on our ability to generate and sustain substantial net sales while maintaining reasonable expense levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT.

         Our operating results are anticipated to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:


         o our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;
         o decreases in the number of visitors to our legendsoffaith.com website or our inability to convert visitors into customers;
         o        the mix of toys, gifts, apparel and other products sold by us;
         o our ability to offer products and content that appeal to our target markets;
         o seasonality of the toy and apparel industries and certain product lines;
         o        our inability to manage inventory levels;
         o        our inability to manage our distribution operations;
         o our inability to adequately maintain, upgrade and develop our legendsoffaith.com website, the systems that we use to process customers' orders and payments or our computer network;

         o the ability of our competitors to offer new or enhanced websites, services or products;
         o        price competition;
         o        an increase in the level of our product returns;
         o        our inability to obtain popular products from our vendors;
         o fluctuations in the amount of consumer spending on children's toys, apparel and other products sold by us;
         o the failure to develop new marketing relationships with key business partners;
         o the extent to which we are not able to participate in advertising campaigns such as those conducted by strategic partners;

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         o        increases in the cost of online or offline advertising;
         o the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
         o unexpected increases in shipping costs or delivery times, particularly during the holiday season;
         o        technical difficulties, system downtime or Internet brownouts;
         o government regulations related to use of the Internet for commerce or for sales and distribution of toys and related children's products; and
         o economic conditions specific to the Internet, online commerce and the children's toy, apparel and related product industries.

         A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys, gifts, apparel and other products sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods.

WE EXPECT OUR SALES TO EXPERIENCE SEASONAL FLUCTUATIONS THAT MAY AFFECT OUR CASH FLOW AND OUR ABILITY TO MANAGE OUR INVENTORY EFFECTIVELY.


         We expect to experience seasonal fluctuations in our net sales, with the heaviest demand for our Character Bears and other "Toys that Teach" anticipated to be during the Christmas season. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our net sales will be realized during the fourth calendar quarter and we expect this trend to continue in the future. Seasonal sales patterns may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. Seasonal fluctuations may have a material adverse effect on our ability to manage our operations and inventories.


         In anticipation of increased sales activity during the fourth calendar quarter, we will likely hire temporary employees to bolster our permanent staff and we will significantly increase our inventory levels. For this reason, if our net sales were below seasonal expectations during this quarter, our annual operating results could be below our expectations.

         Due to our lack of an operating history, it is difficult to predict the effect that seasonal patterns will have on our sales or the impact such seasonality will have on our business and financial results.

WE MAY FACE SIGNIFICANT INVENTORY RISK BECAUSE CONSUMER DEMAND CAN CHANGE FOR PRODUCTS BETWEEN THE TIME THAT WE ORDER PRODUCTS AND THE TIME THAT WE RECEIVE THEM.


         We may carry a significant level of inventory if we are unable to enter into arrangements with fulfillment vendors that offer merchandise that we elect to offer on our legendsoffaith.com website or as our business grows. We may also inventory merchandise that, based on our experience in the industry, we believe will be popular to assure availability to our customers. As a result, the changing trends in consumer tastes in the market for toys and apparel items and related products will subject us to significant inventory risks. It is critical

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to our success that we accurately predict these trends and not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we anticipate that we will derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.


IN THE EVENT THAT ONE OR MORE PRODUCTS DO NOT ACHIEVE WIDESPREAD CONSUMER ACCEPTANCE, WE MAY BE REQUIRED TO TAKE SIGNIFICANT INVENTORY MARKDOWNS, WHICH COULD REDUCE OUR NET SALES AND GROSS MARGINS.

         We anticipate that this risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories.

BECAUSE WE DO NOT INTEND TO HAVE LONG-TERM OR EXCLUSIVE VENDOR CONTRACTS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT QUANTITIES OF POPULAR CHILDREN'S PRODUCTS IN A TIMELY MANNER AND WE COULD LOSE SALES.

         If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below our expectations. Our success depends on our ability to purchase or make available products in sufficient quantities at competitive prices, particularly for the holiday shopping season. Based on our discussions with fulfillment vendors, distributors and suppliers, we believe it is common in the industry not to have long-term or exclusive arrangements with any vendor or distributor that will guarantee the availability of toys or other children's products. In addition, popular collectible toys, hobby items, children's merchandise and other toys are often ordered months in advance of delivery and may not be available to us through fulfillment vendors or may require minimum quantity orders that exceed our demand. Therefore, we will not have a predictable or guaranteed supply of popular toys or other products on acceptable terms. If our product selection is limited or the most popular merchandise is unavailable through our legendsoffaith.com website, we may be unable to compete effectively.

IF WE ARE UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF PRODUCTS FROM OUR KEY VENDORS, OUR NET SALES WILL BE ADVERSELY AFFECTED.

         If we were unable to obtain sufficient quantities of products from our key fulfillment vendors, we could lose customers and our net sales could be below expectations. From time to time, we may experience difficulty in obtaining sufficient product allocations from key fulfillment vendors due to the high demand for specific product selections or in the event our fulfillment vendors are unable to obtain sufficient inventory to fill our orders. All of our fulfillment vendors are distributors to other retailers and, from time to time, such vendors may receive firm orders for specific product selections from our competitors, which may make the availability of such selections unavailable to

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us. Because we anticipate our arrangements for order fulfillment through our fulfillment vendors will initially be on a "just-in-time" or "as ordered" basis, we may be unable to make available the most popular products to our customers unless we place firm orders and accept delivery for such products, which may increase our inventory carrying costs. The unavailability of popular products or increases in carrying costs may have a material adverse effect on our results of operations and our business. In addition, we believe our key vendors will have established, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors.

TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPLEMENT FINANCIAL AND MANAGERIAL CONTROLS AND REPORTING SYSTEMS AND PROCEDURES, AND OUR INABILITY TO DO SO SUCCESSFULLY WILL ADVERSELY AFFECT OUR BUSINESS.

         Our anticipated growth in personnel and operations will place a significant strain on our management, information systems and resources. In order to manage this growth effectively, we need to develop financial and managerial controls and reporting systems and procedures. If we experience significant increases in the number of our personnel, our existing management team will not be able to effectively train, supervise and manage all of our personnel. In addition, our information systems must be able to handle adequately the anticipated volume of information and transactions that would result from our operations and our anticipated growth. Our failure to successfully implement, improve and integrate these systems and procedures would cause our results of operations to be below expectations.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS, MANY OF WHICH HAVE LONG OPERATING HISTORIES, LARGE CUSTOMER OR USER BASES, BRAND RECOGNITION AND LOYALTY AND SIGNIFICANT FINANCIAL, MARKETING AND OTHER RESOURCES.

         The product market in which we compete is highly competitive. The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. In addition, should we decide to expand our product lines to offer other Christian inspirational products, such as books and music, such retailing industries are intensely competitive.

         We intend to compete with a variety of other companies, including:

         o traditional store-based retailers of Christian inspirational gifts and related products;
         o traditional store-based toy and children's product retailers such as Toys-R-Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;
         o major discount retailers such as Wal-Mart, Kmart, Sears and Target Stores;
         o online stores operated by KoB Toys, Toys-R-Us, Wal-Mart, FAO Schwarz and Amazon.com;
         o physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

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         o        catalog retailers of children's products;
         o vendors or manufacturers of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;
         o other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, Cdnow.com, Beyond.com and Reel.com; and
         o Internet portals and online service providers that feature shopping services such as AOL, Yahoo!, Excite and Lycos.

         Many of these competitors, including specialty toy and apparel stores that offer similar products, have knowledgeable personnel and substantial experience in retailing of such items. These competitors may establish their own websites and may devote substantially more resources to website development than we can, which may adversely affect our ability to attract visitors to our legendsoffaith.com website. In addition, larger, well-established and well-financed entities may join with online competitors or other suppliers of Christian inspirational products as the use of the Internet and other online services increases. In addition, our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

WE MAY EXPAND OUR PRODUCT LINES AND ENTER NEW BUSINESS CATEGORIES THAT MAY NOT ACHIEVE MARKET ACCEPTANCE.

         Any new department or product category that is launched or acquired by us, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business into other new departments or product categories will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk and could aversely affect our levels of customer service. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties.

IF WE EXPERIENCE PROBLEMS IN OUR DISTRIBUTION OPERATIONS, WE COULD LOSE
CUSTOMERS.

         We intend to initially rely to a great extent on fulfillment vendors to inventory, package and ship products to our customers. We also intend to rely upon third-party carriers for shipping our products to our customers and to ship products to and from our distribution facility. Consequently, we are subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand. We also intend to depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

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IF WE DO NOT SUCCESSFULLY MAINTAIN OUR LEGENDSOFFAITH.COM WEBSITE AND THE
SYSTEMS THAT PROCESS CUSTOMERS' ORDERS, WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.

         If we fail to successfully maintain our legendsoffaith.com website, we will be unable to carry out our business plan. Furthermore, we must maintain our computer and information systems that we use to process and ship customer orders and process payments or we will not be able to successfully distribute customer orders. Any failure of our systems to act in an integrated manner could result in the loss of customers and adversely affect our net sales.

         In addition, our failure to rapidly upgrade our legendsoffaith.com website or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We also expect periodic systems interruptions while enhancing and expanding these computer systems that will affect the quality of our customer service.


OUR NET SALES COULD DECREASE IF OUR ONLINE SECURITY MEASURES FAIL.

         Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We intend to rely on security and authentication technology that we intend to license from third parties. With this technology, we intend to perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

         Furthermore, the servers we intend to rely on may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We may not be able to prevent security breaches.

OUR NET SALES WILL BE ADVERSELY AFFECTED IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.

         A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not intend to carry insurance against this risk. We intend to use developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, we expect to suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under currently contemplated credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature when phone orders are received.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS.

         Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are

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with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing products or license the infringed or similar products on a timely basis, it could impair our business.

IF OUR INTELLECTUAL PROPERTY IS NOT ADEQUATELY PROTECTED, OUR BRAND AND REPUTATION COULD BE IMPAIRED AND WE MAY LOSE CUSTOMERS, MARKET SHARE AND REVENUES.

         We depend on our ability to develop and maintain the proprietary aspects of our intellectual property to distinguish our products and services from our competitors' products and services. To protect our proprietary rights, we rely primarily on trademark laws.

         Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services or obtain and use information that we regard as proprietary. Unauthorized use of our proprietary rights could harm our business. Policing unauthorized use of our proprietary rights is difficult and expensive, and we are not always able to determine the extent to which such unauthorized use is occurring. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and we cannot be certain that we will be able to enforce our rights or prevent other parties from developing and using similar intellectual property.

         Any of our current or future trademarks may be challenged, invalidated, circumvented or rendered unenforceable.

         Any rights granted to us under our trademark applications may not provide us with significant proprietary protection or commercial advantage.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS.

         The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Gene Jackson, our President, Secretary and Treasurer, Jim Sawyer, our General Manager, and Chris Lynskey, our Operations Manager.

         Our future success will also depend upon the service of other key sales, marketing and support personnel, which we have not hired. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

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OUR CONTROLLING SHAREHOLDER COULD SIGNIFICANTLY INFLUENCE THOSE MATTERS
REQUIRING SHAREHOLDER APPROVAL.


         J&J Holdings, Inc. directly owns 11,494,600 (approximately 57.3%) of our issued and outstanding shares of common stock. J&J Holdings, Inc. is owned by Barbara Jackson (spouse of our President Gene Jackson) and their children (collectively as to 50%) and by John and Pamela Jackson (brother and sister-in-law of our President Gene Jackson) and their children (collectively as to the remaining 50%). In addition, Barbara Jackson (individually) and John and Pamela Jackson (collectively) own an additional 1,500,000 shares. Such individuals and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. These shareholders, in the aggregate, beneficially own approximately 64.8% of our outstanding common stock. See "Security Ownership of Certain Beneficial Owners and Management."


IF WE ARE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES, OUR BRAND AND REPUTATION COULD BE DAMAGED AND OUR BUSINESS MAY BE ADVERSELY AFFECTED.


         We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our legendsoffaith.com website. We currently hold various relevant domain names, including the "Legendsoffaith.com," "yahwear.com," "Ichistianmall.com" and "faithcreations.com" domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the future. Governing bodies may also establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.


WE MAY NEED TO CHANGE THE MANNER IN WHICH WE INTEND TO CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES, WHICH MAY INCREASE OUR COSTS OF DOING BUSINESS AND ADVERSELY AFFECT OUR ABILITY TO EARN A PROFIT.

         The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. We may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws.

OUR NET SALES COULD DECREASE IF WE BECOME SUBJECT TO SALES AND OTHER TAXES.

         If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently intend to collect sales or other similar taxes for physical shipments of goods outside the state of Nevada. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside Nevada could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes outside the state of Nevada, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW


         Legends of the Faith, Inc. ("we" "us" "Legends" or the "Company"), is a Nevada corporation which was organized on March 17, 1999. Our principal office is located at 2240 Meridian Boulevard # B, Minden, Nevada 89423. We operate websites at WWW.LEGENDSOFFAITH.COM, WWW.YAHWEAR.COM, and WWW.FAITHCREATIONS.COM, and intend to launch a website at WWW.KINGDOMGIFTS.COM (collectively, the "Legends Websites").


         We sell and distribute high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values and enhance character development in children. We distribute "Toys that Teach"(TM), consisting primarily of Bible character bears, religious apparel, books, music, and other related products. In the future, we may offer story line CD's, audio-tapes, movies and other Christian inspirational gifts and products. Our distribution outlets include Christian bookstores and other retail outlets, fundraisers for schools and organizations, direct "network" marketing through parties and e-commerce over the Internet.

         We are filing this Registration Statement on Form 10-SB on a voluntary basis with the Securities Exchange Commission (the "SEC"). We believe that commencing voluntary reporting under the Securities Exchange Act of 1934 will enhance our ability to access the capital markets. We also are hopeful that one or more market makers will elect to make a market in our common stock, thereby providing increased liquidity to our shareholders. While we have had preliminary discussions with two broker-dealers concerning a range of financial advisory services, we do not have an understanding with or a commitment from anyone to act as a market maker for our securities.

OUR BUSINESS


         We sell and distribute educational toys including, without limitation, Christian inspirational products, through conventional distribution channels and over the Internet. We use traditional media advertising to promote our products and websites, as well as non-conventional and pro-active telemarketing methods. Our customers are small to medium-sized businesses, non-profit organizations, and individual consumers.


         We currently distribute our products through four primary channels:

         o RETAIL OUTLETS. We provide products to approximately 1,300 Christian bookstore dealers and approximately 700 gift and novelty stores.

         o FUNDRAISERS. To date, we have participated in approximately 600 fundraisers with private schools and non-profit organizations in which such institutions have their students and/or members sell our products in order to raise funds for their institution. The institution retains 50% of all monies collected and we pay the shipping and handling costs for the merchandise.

         o HOME PARTIES. We launched our "network" marketing division in August 2000 to utilize independent distributors for our products.


         o E-COMMERCE. We have established three retail websites on the Internet (legendsoffaith.com, yahwear.com and faithcreations.com) to facilitate e-commerce sales and distribution of our products via the Internet. Another website (kingdomgifts.com) is expected to be operational in the fourth quarter of 2001. We believe that these sites will provide Legends with significant revenue and sales opportunities.

         Our products have been manufactured by multiple suppliers and our investigation of the manufacturing environment suggests that we can continue to multi-source our manufacturing needs. With the completion of kingdomgifts.com, all of the pieces of our e-commerce strategy will be complete. Zondervan Publishing and Word Publishing Group provide services relating to inventory procurement and order fulfillment for the merchandise marketed and sold through the Legends Websites. Once kingdomgifts.com is operational, we intend to pursue a variety of marketing agreements to enhance our e-commerce strategy.


         Our warehouse, distribution and customer service facility became operational in August 1999. For our e-commerce distribution channel, in August 2000, we launched phase one of our Legends Websites development plan. In November 2000 we began to procure a limited inventory and finalize arrangements with outside fulfillment vendors. We intend to improve our operating and software systems to include enhanced shopping and browsing features; on-line ordering; inventory management; accounting and billing controls; customer service and support systems; search and link capabilities and statistical tracking and analysis capabilities. We also intend to test and refine internal operational and distribution systems, order processing, inventory management, procurement systems, customer service procedures, logistical vendor strategies and human resources requirements. We anticipate that these improvements will be completed during the fourth quarter of 2001.

         The Legends Websites will offer approximately 100,000 items. We intend to increase our product offerings by entering into additional strategic relationships with fulfillment vendors and by participating in affiliate programs with other on-line retailers, which will allow us to offer their inventory on our kingdomgifts.com website and to receive a fee for each transaction we originate. We believe the breadth of the inventory maintained by these fulfillment vendors will provide us with the ability to offer a broad range of merchandise and to maintain high order fill rates.

         We intend to update the Legends Websites daily with inventory information received from our fulfillment vendors, which will enable customers to check the availability of products before ordering. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily. Orders are anticipated to be shipped by these vendors using a Legends label and invoice, in most cases, within 48 hours. We plan to stock a limited "in-house" inventory of products including products that are unavailable from our fulfillment vendors, which may include Christian inspirational gifts, toys and apparel offered exclusively by manufacturers through Legends. We will ship our in-house inventory directly from our distribution facility to our customers, in most cases, within 48 hours.

INDUSTRY BACKGROUND

MARKET FOR RELIGIOUS PRODUCTS
-----------------------------

         The market for religious-based products is expanding as parents and other family members increasingly search for tools to teach their children Christian values and develop character. Christian filter contents for the Internet, curricula for value development and creative media usage are all indicators of the hunger that exists in the general population for Legends' "Toys that Teach." We believe we can reach this expanding market through each of our four primary distribution channels.

         According to CHRISTIAN RETAILING magazine, sales for religious and inspirational products in the United States will reach $5.36 billion in 2000 (1998 sales were $3.75 billion), with the fastest growing category being stationary and gifts (representing an anticipated $1.7 billion). Based upon population estimates, we believe that there is at minimum a $3.5 billion market for Christian shopping online.

GROWTH OF THE INTERNET AND E-COMMERCE
-------------------------------------

         The Internet is an increasingly significant global medium for communications, content and online commerce. The growth in Internet usage can likely be attributed to factors such as:

         o the large and growing base of installed personal computers in the workplace and at home;
         o advances in the performance and speed of personal computers and modems;
         o        improvements in network infrastructure; and
         o easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

         The Internet has become an attractive commercial medium for business as the functionality, accessibility and overall usage has increased over the last few years. The Internet and other online services are evolving into a unique sales and marketing channel. In theory, electronic retailers are not limited by the traditional constraints of physical shelf space and have the potential to offer customers a vast selection of products through efficient search and retrieval interfaces. Moreover, electronic retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations.

         Beyond the benefits of selection, purchasing can be more convenient than shopping in a physical retail store as electronic shopping can be done 24 hours a day and eliminates physical travel to a store. Websites can present advertising and marketing materials, display hundreds or thousand of products in catalog form, process transactions and fulfill orders, provide customers with rapid and accurate responses to their questions and gather customer feedback efficiently. Generally the cost of publishing on the Internet is lower than traditional advertising and marketing mediums and the Internet offers the ability to reach and serve a large and global customer base electronically from a central location.

         As the field known as "e-commerce" develops, becomes more sophisticated and is accepted by a wider range of consumers, we anticipate that the potential for personalized low-cost customer interaction will provide additional economic benefits and economies that are unique to the Internet. Additionally, e-commerce may eliminate several of the burdensome costs of managing and maintaining a retail store infrastructure, the need for continuous printing and mailing costs of catalog marketing and the costs of maintaining customer service personnel and support in several locations. Based on these advantages over traditional retailers, we believe that e-commence retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. Currently, there are an increasing number of products that are being sold online, including computers, travel services, brokerage services, automobiles, music, and books. We believe the number of products and services sold over the Internet and the volume of products will increase substantially in the future.

         Our experience in the industry suggests that marketing Christian inspirational children's toys and related products over the Internet presents an excellent business opportunity. Our business strategy utilizes all four of our distribution channels to compete with traditional facilities based retailers. We intend to compete with other e-commerce marketers of children's toys and related products by differentiating our offerings through focusing on Christian inspirational toys and items and by establishing a reputation for high quality customer service. Unlike many other e-commerce companies, we intend to offer and sell products through four distinct distribution channels. This approach is intended to protect us against reliance upon a single delivery mechanism.

         Despite our optimism about the future of e-commerce and our ability to compete, we may not be able to successfully implement our business plan or be able to compete with established retailers of children's toys and related products or more established retailers of Christian and inspirational products. Our business is subject to considerable risks. See "Risk Factors."

THE TRADITIONAL TOY INDUSTRY
----------------------------

         The retail toy industry is large, growing and fragmented. Several large retailers such as Toys-R-Us, KoB Toys, Target Stores, Sears, Wal-Mart, Kmart and others dominate the toy industry and carry a large selection of toys. Many retailers in this industry also carry specialty toy products, including religious and inspirational products. Our experience in the industry suggests that most large retailers are located in metropolitan areas and that there is a large potential market for companies, such as ours, that specializes in children's toys and related inspirational products that teach Christian values, especially with respect to potential customers that reside in suburban and rural areas, as well as those in the metropolitan areas.

THE TRADITIONAL DISTRIBUTION CHANNELS
-------------------------------------

         Toy manufacturers generally sell the toys directly to retailers and to a network of distributors. Distributors serve as the primary vendors for most retailers and generally carry 1,000-3,000 of the best-selling products. Our experience in the industry suggests that a large proportion of all toys sold are sold by small independent toy retailers. These small retailers generally sell products that fit into the market niche that each store has created and carry a limited selection of toys at any given time. We intend to compete with retailers that target the collectible toy and hobby item markets. The toy market has several retail chains that dominate the large superstore category. The largest U.S. retailers, including Wal-Mart, Toys-R-Us, KoB Toys, Target Stores, Sears and Kmart, together are estimated to account for over 25% of total United States toy sales. Toys-R-Us and KoB Toys have focused aggressively on superstore growth. Based on publicly available data, we estimate that each superstore carries approximately 5,000 products, with the largest stores carrying between 10,000 and 12,000 products on site. Independent toy retailers typically carry a more limited selection of products in smaller retailing spaces and our experience in the industry suggests that they face increasing competitive pressures from the superstore format.

         Our experience in the industry suggests that several characteristics of the traditional toy industry have created inefficiencies that may be eliminated by our four distribution channels:

         o the capital intensive investments required for inventory, real estate and personnel for each retail location;
         o limits in the amount of inventory that can be economically carried in a retail location (we estimate that the average superstore stocks less than 25% of the toy products available);
         o difficulties implementing uniform operating policies and managing customer service levels, customer satisfaction programs and customer expectations in all locations;
         o risks associated with managing demand and inventory for each retail store;
         o high cost of maintaining inventories spread across several retail locations;
         o        difficulty in managing human and managerial resources;

         o inability to use customer specific information to develop unique marketing communications to individual customers;
         o        high costs of disseminating marketing materials to customers;
                  and
         o        high costs of offering individualized customer services.

         We believe that we can use our four distribution channels and the personalized marketing strategies that are present in each channel to compete directly with traditional toy and inspirational gift companies. We are developing strategic relationships with fulfillment vendors that inventory Christian and inspirational toys and related products. We offer "Toys that Teach" and related products inventoried by our fulfillment vendors and through participation in affiliate programs of other web retailers, which allows us to offer their inventory on our Legends Websites and to receive a fee for each transaction that we originate.

COMPETITION
-----------

         Retailing children's toys and educational products is intensely competitive. We compete with a variety of competitors with significantly greater experience and with greater financial, human and technical resources than us. These competitors include:

         o traditional store-based toy and children's product retailers such as Toys-R-Us, KoB Toy, FAO Schwarz, Zany Brainy and others;
         o major discount retailers such as Wal-Mart, Target Stores, Sears, Kmart and others;
         o independent and specialty children's toy stores including Disney, Warner Bros. and others;
         o        catalog retailers;
         o        Internet portals such as AOL and YAHOO!;
         o specialty toy stores featuring collectable toys and hobby items, and
         o various online competitors such as KoBkids.com, Toys-R-Us, and Amazon.com.

         In addition to the traditional competitors, our e-commerce channel has unique challenges. Marketing toys and educational products over the Internet is new, rapidly evolving and becoming intensely competitive. Barriers to entry are minimal and new competitors can launch new sites at a relatively low cost. In addition, traditional retailers have begun to launch websites and online services that are expected to compete directly with Internet toy retailers. Competitive pressures created by any one of the foregoing companies, singularly or collectively, however, could have a material adverse effect on our business, prospects, financial condition and results of operations.

         Based on our experience in the industry, we believe that the principal competitive factors for on-line toy retailers are brand recognition, selection, convenience, price, speed and accessibility, customer service and reliability and speed of fulfillment.

         Currently, we estimate that there are approximately 130 toy retailers with Internet websites. Based on our experience in the industry, we believe that KoBkids.com and Toys-R-Us.com currently dominate the on-line market for children's toys and related products and that they are likely to face significant competition from Amazon.com and other major on-line retailers in the future.

         Based on our experience in the industry, we believe that most of the toy retailers with Internet websites are small specialized companies marketing specific categories or lines of toys. We intend to compete directly against these companies by offering a line of products that features Christian inspirational toys, gifts, apparel and related items at competitive prices. We intend to attract visitors and potential customers to the Legends Websites by offering special content and information of interest to buyers of Christian inspirational products. We also intend to offer other popular Christian inspirational products through strategic relationships with fulfillment vendors and through affiliate programs that will allow us to offer the inventory of other on line retailers to our visitors and to receive a fee for transactions originated on our kingdomgifts.com website.

         We may not be able to maintain the Legends Websites, the technologies and/or the distribution systems required to market children's toys over the Internet in a timely manner, if at all. In addition, our target market may not accept our business concepts and we may not be able to successfully differentiate the Legends Websites and product offerings from those of our competitors. We may be unable to enter into strategic relationships with fulfillment vendors to procure a product line and mix that will appeal to our target markets or to the marketplace. If we fail to maintain the Legends Websites or any of the technologies, systems, or strategic relationships necessary to implement our business plan in a timely manner, we will not be able to successfully compete in the e-commerce marketplace and such failure will have a material adverse effect on our business and results of operations.


         Based on our experience in the industry, we believe that the principal competitive factors in the e-commerce portion of our market will be:

         o        ease in access to the website;
         o        brand recognition;
         o        product selection and availability;
         o affiliation with local church bookstores and referral program(s);
         o        personalized services and free services;
         o        user friendly shop and browse web features;
         o        a comprehensive easy to use search engine and tools;
         o        superior graphics and technical support;
         o        combination of entertainment and unique product offerings;
         o        quality of editorial and other site content;
         o highly visible order buttons on every screen and easy to use ordering systems;
         o immediate access to a sales consultant either by phone or e-mail;
         o        customer focus with superior support and service;
         o        experienced knowledgeable management and personnel; and
         o        reliability and speed of order fulfillment.

         We believe that we will differentiate the Legends Websites from our competitors by considering these factors in developing marketing and systems strategies and by offering a sufficiently differentiated product line featuring non-mainstream Christian inspirational toy products and related items, as well as a mix of other popular Christian inspirational products and gifts. We anticipate that our product mix will feature Christian inspirational products and a wide range of other unique imaginative Christian inspirational products that are not carried by current mainstream retailers.

         Many of our current and potential competitors have experience in the retail toy industry, experience in the e-commerce industry, longer operating histories, customer bases, brand recognition and significantly greater financial, marketing and other resources than us. We have limited operations and limited experience marketing products over the Internet. We have few developed systems and no technologies, and we may not be capable of maintaining or developing such systems or technologies.

         In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than us. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that may affect our business. New technologies and the expansion of existing technologies may increase the competitive pressures on our business. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors' websites or charge us a substantial fee for access through their portals.

THE LEGENDS CONCEPT

         Based on our experience in the industry, we believe children's educational toys, including Christian inspirational products, like other consumer products such as books, music CD's and movies, can be merchandised and sold through each of our four distribution channels (retail, fundraising, home parties, and e-commerce) in a commercially viable manner. As a multiple channel distributor, we anticipate we will have some advantages over the traditional retailers of similar products including the following:

o We will potentially have unlimited online shelf space at lower costs incurred by traditional toy retailers who are typically restricted by higher fixed overhead costs resulting from their locations in retail leases in malls or popular urban shopping areas.

o We anticipate we will have the potential to offer a vast selection of Christian inspirational toys, gifts and related products via our four channels by developing procurement, distribution and logistical strategies that will allow us to fill orders using a variety of channels. Unlike traditional retailers who are generally limited in their offerings because of their physical space, we intend to inventory a select number of popular items and establish purchasing, shipping and distribution arrangements with strategic partners to enable us to offer and fill orders for a broad range of merchandise.

o Based on our experience in the industry, we believe that the Internet provides a unique opportunity to market Christian inspirational toys, gifts and related children's products by providing efficient search and browsing capabilities that are generally not available in a traditional store offering educational toys or inspirational gifts. The Internet search capabilities are anticipated to allow us to provide specific product data, reports and manufacturer information related to a potentially large number of offerings on a uniform and consistent platform. The delivery of this information can generally be facilitated at reduced (per contact) personnel overhead expense. We believe that the delivery of information in this manner can be more efficient and effective as the content is anticipated to be specific to the product and the target audience. Moreover, we believe this new form of product merchandising will make shopping for products at our Legends Websites quick, easy and pleasurable.

o We anticipate that we will be able to bring products to market in a more timely manner. By developing distribution channels that are not dependent on our physical location, we believe we can disseminate information to the marketplace faster than traditional retailers and that we may have the capability of delivering products to consumers by eliminating the traditional distribution channels and warehousing/retailing facilities.

o Based on our experience in the industry, we believe our target market is larger than the target market for traditional retailers who are generally limited in geographical scope. Based on our experience in the industry, we believe we can service our clientele on a worldwide basis from one or more centralized distribution and operation centers.

o We intend to offer superior customer support and information services by offering uniform 24 hour per day service through a centralized facility. We believe that we can implement internal controls that will increase customer satisfaction, provide uniform quality in our service delivery system and reduce incremental costs generally attributable to the traditional retail customer service systems. We believe that we can train our personnel to use information systems to deliver superior customer service, to answer customer questions and to respond to customer complaints. We believe that these strategies can substantially reduce customer dissatisfaction and build consumer confidence in the Legends Websites.

         By offering customers a selection of Christian inspirational toys, apparel, gifts and other related products targeted at specific niches in the marketplace, at competitive prices, through an easy to use and browse website, we believe we have the ability to become a top Internet retailer of Christian inspirational products. We intend to compete with both traditional facilities-based retailers and on-line retailers. Unlike many established on-line retailers, we intend to enter into arrangements with fulfillment vendors who we anticipate will own, hold and ship products from their inventory directly to our customers. Based on our experience in the industry, we believe this strategy will, in time, allow us to offer a larger inventory of products, reduce our inventory carrying costs and offer our products at lower costs.

         We also intend to participate in the affiliate programs of other on-line retailers, which will allow us to offer their inventories on our kingdomgifts.com website and to receive a fee for purchases originated by us. Some of these websites may compete directly or indirectly with our kingdomgifts.com website and we will not be able to control packaging of the merchandise shipped by these parties, which may adversely affect our ability to develop our brand name or differentiate our kingdomgifts.com website.

LEGENDS MARKETING STRATEGY

         Our marketing strategy is to market Christian inspirational toys, gifts, apparel and related products to niche market segments through our four distribution channels. We have initially targeted the market for (i) Christian inspirational toys, offering our "Toys that Teach" and other related items and
(ii) apparel displaying Christian inspirational themes. Our initial target markets consist of:

         o Churches, schools, hospitals and other non-profit organizations that may desire to sell our products for fundraisers;

         o Dealers and retailers, consisting primarily of a variety of retail shops, bookstores and individuals who desire to purchase our products at wholesale and sell them in their businesses;

         o Individuals wishing to establish a home-based business consistent with their existing values and beliefs, and

         o Internet users that are searching for Christian inspirational toys, gifts, apparel and/or other related products, or searching for information related to such products on the Internet.

         We market our products through traditional means utilizing our personnel as inside sales representatives. We also sell products directly to a growing network of "home party associates" who purchase products for their home-based businesses. We also market our products through our Legends Websites in a virtual setting. Our pricing strategy will be to sell our products at prices that are competitive with or below the prices charged by physical facilities-based stores. Pricing for our Character Bears line of "Toys that Teach" is currently based on the amount of product that is being purchased and is not listed on the Legends Websites. Pricing for our Yahwear apparel is listed on our Yahwear website. We intend to process and deliver all orders for our products (both conventional and Internet) in one to three business days. Our pricing structure for fundraisers and home parties is identical and has been established for ease of use and application.

MANUFACTURING

         We outsource the manufacture of the vast majority of our products. The principal suppliers of our current products include the following:

                  Product                           Manufacturer/Vendor
                  -------                           -------------------

         Bible Character Bears            China Biz, Fujian Everspring (both
                                          have manufacturing in China with
                                          offices in the United States)

         Yahwear Apparel                  Multiple manufacturers and vendors in
                                          California

         Jewelry                          Ocean State Creations (Rhode Island)

         Food Products                    New Life Bakery (Nevada)

         Godly Heritage Products          Wall Builders (Texas)

         We do not have or intend to enter into long term contracts with our principal suppliers, and believe we would be able to secure alternative sources of supply of our products, if necessary.

SHOPPING AT THE LEGENDS VIRTUAL STORE

         Our customers enter a virtual store through the Legends Websites and the visitor is able to view a variety of Christian inspirational toys, gifts, apparel and related products, obtain prices, order products and conduct targeted product searches. The visitor can also browse highlighted selections, unique product offerings and categories and other features, read and post reviews, register for personalized services, participate in promotions and check order status. Our Legends Websites allow customers to simply click on a button to add and subtract products to a virtual shopping cart as they browse our inventory. To execute orders, our Legends ordering system prompts customers to click on the buy button and to supply shipping and credit card information.

         We offer our customers a variety of delivery services, including overnight and other shipping options. We post full details of our policies relating to pricing, sales tax, sales terms and conditions, credit card security, product specials and our customer satisfaction guarantee on our Legends Websites.


         We are in the process of developing the software and systems required to make our virtual store concept operational with respect to kingdomgifts.com. We believe that the site will be operational in the fourth quarter of 2001. We may not be able to successfully develop the software, hardware or distribution systems contemplated on a timely basis. If we fail to develop the technology to enable our Ichristiamall.com website to engage in e-commerce transactions or to maintain appropriate support services, our business may be materially adversely affected. See "Forward Looking Statements."

OUR TECHNOLOGY


         Our goal is to use technology to deliver outstanding service and to achieve the economies which, based on our experience in the industry, we believe are inherent in our online virtual store model. We believe that our success will depend on our ability to employ technology to offer an online experience that is easy to use, useful, functional, entertaining and educational. We believe that our technology must meet or exceed the general expectations of the virtual shopper who will likely have experience shopping with other online retailers and who expect a high level of technical sophistication from our Legends Websites.


         We anticipate we will spend approximately $30,000 to $50,000 to finalize the development of technology related to our customer service and support systems, inventory control systems, distribution and logistical facilitation systems, accounting systems and other internal control systems.


         The cost for developing technology is expensive and the process will require testing and refinement. Our commercial success will depend, in part, on our ability to attract visitors and shoppers to our Legends Websites. This will require us to develop and use increasingly sophisticated technologies to generate, sustain and maintain user interest and satisfaction. The Legends Websites may not perform as desired, and it may ultimately be advantageous for us to develop and host our own websites. In such event, we may not be able to successfully host such a website on an economical basis. If, under such circumstances, we fail to develop our Legends Websites or our support systems, our business and results of operations may be materially adversely affected. See "Forward Looking Statements."


WEBSITE MARKETING AND PROMOTION

         We have attempted to build customer loyalty by creatively applying technology to deliver personalized programs and service. We also believe that we will be able to provide increasingly targeted and customized services by using the customer preference and behavioral data obtained as a result of our online retailing. Based on our experience in the industry, we believe that e-commerce allows rapid and effective experimentation and analysis and instant user feedback, which we intend to incorporate in our merchandising. In the future, we plan to use personalized notification services to send customers highly customized notices at their request as well as recommendations to customers of products based upon their preferences identified from their order history. By offering customers personalized messages and services, we will seek to increase the number of visitors that make purchases, to encourage repeat visits and purchases and to retain customers. We believe that loyal, satisfied customers will generate word-of-mouth advertising and awareness that will enable us to reach other potential customers.

         We have participated in targeted print mailing campaigns and specialized selling programs pursuant to which vendors of our products are given incentives for the sale of specified products. The targeted mailings have also recruited sales associates and fundraising contacts. Private schools and non-profit organizations are targeted through personalized telemarketing campaigns to inform their personnel of our fundraising programs.

         Once kingdomgifts.com is functional, we intend to advertise on various high-traffic Internet portals to build awareness of our Legends Websites. We also intend to offer banner ads on our Legends Website that are anticipated to encourage readers to click directly to a Legends product offering, and to engage in a coordinated program of print advertising through specialized and general circulation newspapers and magazines. We also may advertise in other media.


PERSONALIZED SHOPPING SERVICES


         Once kingdomgifts.com is functional, we plan to offer personalized notification and shopping services through an automated e-mail reminder service and gift wish list service. Visitors may be allowed to request e-mail reminders of specific dates (holidays, birthdays, etc.) via e-mail or have a product wish list sent to an e-mail address.


CUSTOMER SERVICE

         Our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases depends, in part, on the strength of our customer support and service operations and staff. Furthermore, we intend to use frequent communication with and feedback from our customers in order to continually improve the store and our services. We currently offer an e-mail address to enable customers to request information and to encourage feedback and suggestions. We also have customer support and service personnel who are responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments.

WAREHOUSE AND FULFILLMENT


         Our e-commerce fulfillment is provided by a network of manufacturers and distributors. In this regard, we carry minimal e-commerce inventory and rely to a large extent on "fulfillment vendors" to fill orders for the products we offer. Once kingdomgifts.com is operational, we anticipate that, in the future, most of our inventory will be owned and inventoried by these outside fulfillment vendors and shipped directly from these vendors to our customers. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily, and orders are anticipated to be shipped by these vendors using Legends labels and invoices, in most cases within a day after an order is placed with us.

         We currently stock an "in-house" inventory of products utilized in our other distribution channels (retail, fundraising, and home parties). This includes products that are unavailable from our fulfillment vendors including certain collectibles, limited edition Character Bears, and other "Toys that Teach" that are offered exclusively by Legends and merchandise that we obtain for special promotions. We ship our in-house inventory directly from our distribution facility to our customers.


         If a backlog of any particular item occurs, we will notify the customer as soon as possible and provide the customer the option of placing an alternate order or obtaining a full refund of the purchase price. All of our products come with a full warranty and are replaced as soon as possible to ensure customer satisfaction. We have had only minimal product returns over the course of our operating history. As such, product returns have had no measurable impact on our operating results, liquidity and financial condition.

OUR PLAN OF OPERATION

         Over the remainder of our 2001 fiscal year, we intend to focus on: (i) debugging our systems; (ii) recruiting and training additional qualified operational and sales personnel; (iii) intensifying promotional efforts for the Legends Websites and brand name; (iv) building market awareness of our "Toys that Teach" and Yahwear apparel product lines and attracting customers to the Legends Websites; (v) refining our distribution and fulfillment operations strategy; (vi) actively marketing merchandise through fundraisers, dealers and independent representatives and through our Legends Websites; (vii) expanding the product line and mix of products available through each of the distribution channels; (viii) developing strategic relationships with additional fulfillment vendors; (ix) expanding the content on the Legends Websites to appeal to our target markets; and (x) developing functional cross marketing programs and marketing information systems for our client base.

         With respect to our Legends Websites, there are two major considerations that, based on our experience in the industry, we believe are essential to our success in e-commerce. The considerations are as follows:

         o        Maintaining back end system support for the Legends Websites;
                  and
         o Product selection and development of strategic order fulfillment vendors.

         While we believe that growth will be the key to our success and that developing and managing growth will be a major challenge for our management, we may not be able to successfully develop the strategic relationships to make our kingdomgifts.com website competitive.

BACK END SYSTEM SUPPORT
-----------------------

         Initially, we will utilize a software system that integrates and is capable of managing all of the Legends Websites, marketing, distribution and other information. This information is anticipated to cover product offerings, consumer information on products and manufacturers, promotions, pricing, margin, customer lists and customer data, shipping and handling data, customer support information, our procedures and policies, credit information, inventory control, procurement and distributor information, catalogues, news and other information required to integrate our operations. We anticipate that we will develop a system that will allow us to collect and analyze information in a single cohesive system that allows us to use and exchange information within our organization. We may also integrate certain parts of our systems with strategic partners.

INITIAL PRODUCT LINES AND GROWTH
--------------------------------

         A key to our retailing strategy is to offer a select inventory of Christian inspirational toys, gifts, apparel and related items through our retail stores and utilizing catalogs for fundraising and home party sales. Currently, we market approximately 50 to 100 of the most popular of our "Toys that Teach" and certain other related items that are from our in-house inventory. Based on our experience in the industry, we believe that this strategy allows us to ensure our internal systems, especially the back-end platform, are performing correctly before expanding our product lines. In the future, we intend to expand our product offerings to offer a broader range of products that are made available through fulfillment vendors or through affiliate relationships with other on-line vendors. Based on our experience in the industry, we believe the typical customer may initially buy from a core group of select products and later will seek a broader range of product offerings.

         Experienced on-line customers may become frustrated if they are unable to select from a large inventory of products, are unable to locate specific products or are forced to look for products in traditional stores. For the Legends Websites to be successful, it is critical that we increase our product line rapidly once we are confident that it can support hundreds of transactions concurrently and process thousands of orders daily. Our larger competitors have extensive product offerings and have systems in place to facilitate a large number of transactions. Consequently, we need to expand our inventory by offering products that appeal to niches in the market including the market for Christian inspirational toys, gifts and apparel to successfully compete with other on-line retailers. Based on our experience in the industry, we believe our primary competition will be from traditional physical based retailers that offer similar products. We plan to compete by offering a broader selection to these target markets and by offering our products at competitive or lower prices than those charged by physical based retailers. See "Competition."

EMPLOYEES AND CONSULTANTS


         As of December 11, 2001, we had 3 full-time employees and 8 independent contractors. Prior to December 31, 2000, we had a consulting agreement with J&J Holdings, Inc., our majority shareholder. This agreement terminated on December 31, 2000. Prior to its termination, J&J Holdings, Inc. received $2,000 per month for management, marketing, financial and operational services. We may engage additional employees and consultants in the future to assist us with the development of software and information systems and the implementation of our business plan.


         Our success will depend in large part on our ability to attract and retain skilled and experienced employees and consultants. None of our employees are covered by a collective bargaining agreement. We do not currently have key man life insurance on any of our directors or executive officers.

INTELLECTUAL PROPERTY


         We rely on trademark laws to establish and protect our proprietary rights, as well as develop and maintain our competitive position. We own or have rights to United States trademark registrations and applications that are intended to protect our rights to certain words and/or symbols representing the goodwill of our company in connection with the sale of our goods. In particular, we have secured or applied for trademark protection for the use of the following marks in connection with our goods:

LEGENDS OF THE FAITH, Registration Number 2,394,270, registered on October 10, 2000 for SERIES OF PLUSH TOYS THAT REPRESENT BIBLICAL CHARACTERS. The registration is due for renewal on October 10, 2010.


TOYS THAT TEACH, Serial Number 75/920,270 filed on February 4, 2000 for TOYS, NAMELY, BIBLICAL CHARACTER PLUSH TOYS, DESIGNED FOR THE PURPOSE OF TEACHING BIBLICAL VALUES, GOOD MORALS, AND STRONG CHARACTER. The United States Patent and Trademark Office (the "Trademark Office") requested additional information in support of our application to have the mark registered in the Supplemental Register. We filed a response on March 9, 2001 enclosing the requested information, and subsequently filed an amendment demonstrating our use of the mark. The application is pending.

LLJD, Serial Number 75/900,109 filed on January 1, 2000 for PRODUCTS AND SERVICES WHICH CONTRIBUTE TO CHRISTIAN SPIRITUAL GROWTH AND MATURITY. The Company filed an application with the Trademark Office to use the mark on plush bears, printed publications and advertising. The Trademark Office issued an office action stating that because plush bears and printed publications are different classes, the Company must restrict the application to one class or pay a fee for the additional class. We filed a response to the office action in September 2001 and enclosed a fee to cover the additional class on the registration request.


REPORTS TO SHAREHOLDERS


         Prior to the filing of this Form 10-SB, we were not obligated to file reports with the SEC. We now are obligated to file quarterly, annual and current reports, as well as proxy and information statements and other reports, with the SEC. The public may read and copy any material filed with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

            ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         Legends of the Faith, Inc. was organized and incorporated under the laws of the State of Nevada on March 17, 1999 and commenced business operations on May 1, 1999.

         Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," which involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from our future results or achievements expressed or implied by such forward-looking statements.

GENERAL OVERVIEW


         Legends was formed for the purpose of marketing and selling high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values and enhance character development in children. We distribute "Toys that Teach", consisting primarily of Bible character bear plush toys, religious apparel and other related products. Our distribution outlets include Christian bookstores and other retail outlets, fundraisers for schools and organizations, direct "network" marketing through home parties and e-commerce over the Internet. We do not manufacture our products, relying instead on suppliers. Our operating expenses consist primarily of selling expenses, including advertising, management fees and salaries, and general and administrative expenses such as rent and utilities. You should review our discussion and analysis of financial condition in conjunction with our audited financial statements and the related notes, as well as statements made elsewhere in this Amendment No. 2 to Form 10-SB.


RESULTS OF OPERATIONS

COMPARISON OF THE SIX MONTHS ENDED JULY 31, 2001 TO THE SIX MONTHS ENDED JULY
-----------------------------------------------------------------------------
31, 2000.
---------

         REVENUES. For the six months ended July 31, 2000, we generated revenues of $394,892. Revenues for the six months ended July 31, 2001, were $413,710, an increase of $18,818 or 5%. The increase in revenue was due to increased product sales. Our distribution channels changed over these periods as well, as increased church partnership, fundraising and home party sales offset declines in our sales from retail outlets.


         EXPENSES. Cost of goods sold decreased $16,868, or 18%, to $82,415 for the period ended July 31, 2001 from $99,283 for the period ended July 31, 2000. This decrease was due to careful purchasing of new items released during the six months ended July 31, 2001. Selling expenses decreased by $10,267, or 20%, to $41,739 for the six months ended July 31, 2001 from $52,006 for the period ended July 31, 2000. General and administrative expenses also decreased $67,144, or 17%, to $319,350 for the period ended July 31, 2001 from $386,494 for the period ended July 31, 2000. The decrease in selling expense was principally due to decreased advertising. The decrease in general and administrative expenses was principally due to decreased costs to support our increasing volume of business. We have taken steps to reduce our wage costs through paring of the use of contract labor. In addition, our lease expense decreased by $27,000 for the six months ended July 31, 2001 compared to the same period last year.

         NET LOSS. For the six months ended July 31, 2001, we had a loss of $31,551, a decrease of $111,340 from the period ended July 31, 2000.

COMPARISON OF THE FISCAL YEAR ENDED JANUARY 31, 2001 TO THE PERIOD FROM
-----------------------------------------------------------------------
INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000.
-----------------------------------------------

         REVENUES. Revenues for the fiscal year ended January 31, 2001 were $630,777, compared to $402,768 for the period from inception (March 17, 1999) through January 31, 2000, an increase of 12.1%. The increase in revenue was primarily due to product sales from our fundraising distribution channel, which did not begin to generate revenues until the fiscal year ended January 31, 2001.


         EXPENSES. Cost of goods sold increased from $96,587 for the period from inception to January 31, 2000, to $277,605 for the fiscal year ended January 31, 2001, an increase of 187.4%. Selling expenses also increased over these periods, from $94,209 to $339,609, or 260.5%. General and administrative expenses were $276,671 for the period from inception to January 31, 2000, and $904,050 for the fiscal year ended January 31, 2001, an increase of 226.8%. These increases in selling expenses and general and administrative expenses were principally due to the expansion of our business and the fact that the period ended January 31, 2000 represents only seven months of business operations, while the period ended January 31, 2001 includes a full year. The increase in cost of goods sold was primarily due to a $108,462 provision for inventory in 2001, compared to no provision in 2000.


         NET LOSS. For the period from inception to January 31, 2000, our net loss was $61,532, compared to a net loss of $907,591 for the fiscal year ended January 31, 2001. The increased loss in 2001 was due to increased selling expenses and general and administrative expenses as detailed above.

LIQUIDITY AND CAPITAL RESOURCES


         As of July 31, 2001, we had cash of $-0-, compared to $7,797 at January 31, 2001. We had accounts receivable (net of our allowance for doubtful accounts) of $177,018 and prepaid expenses of $78,018 at July 31, 2001 compared to $31,254 and $0, respectively, at January 31, 2001. We had accounts payable and accrued expenses of $192,118 at July 31, 2001, compared to accounts payable and accrued expenses of $118,867 and $18,640 at January 31, 2001. Other current liabilities at July 31, 2001 and at January 31, 2001 were $340,393 and $188,846, respectively.


         Our capital expenditures were $29,684 for the fiscal year ended January 31, 2001 and $9,952 for the six months ended July 31, 2001. We believe that our capital expenditures will continue to increase as we expand our e-commerce capabilities. For example, we expect to acquire computer systems and software to support our e-commerce activities, purchases that we anticipate will be $30,000 to $50,000 over the next twelve months.


         Historically, we have financed our operations through product sales, proceeds from the private placement of common stock, and borrowings from J&J Holdings, Inc., our majority shareholder, and Howard Dix, one of our directors. For example, over the six months ended July 31, 2001 and the fiscal year ended January 31, 2001, we received cash of $0 and $995,735, respectively, by reissuing shares of treasury stock. During these periods, we received aggregate loan proceeds of $229,897 and $182,596, respectively, from J&J Holdings, Inc. and Mr. Dix. In addition, a portion of our expenses have been paid by the issuance of our common stock.

         We believe our existing cash and cash from operations will enable us to satisfy our cash requirements for at least the next 90 days. Thereafter, we will be required to obtain additional financing to implement our business plan. We are exploring a variety of financing alternatives in order to fund implementation of our business plan, and presently intend to raise additional capital through public or private sales of equity and/or debt securities. We have not entered into any arrangements with respect to such financings, however, and cannot be certain that we will be able to find such additional financing on reasonable terms, or at all. If we are unable to secure such financing when needed, we may be unable to expand, respond to competitive pressures, increase and diversify our product offerings, maintain adequate inventory, increase our advertising and marketing, implement our e-commerce strategy, and otherwise implement our business plan as described in this registration statement. We would be required to decrease expenses and modify our business plan based upon the cash available to us.

TREASURY STOCK TRANSACTIONS

         In March 1999 we issued an aggregate of 25,000,000 shares of our common stock to J&J Holdings, Inc. for $25,000. On February 1, 2000 we repurchased 10,000,000 shares of our common stock from J&J Holdings, Inc. for $200,000 by delivery of our promissory note in the principal amount of $200,000, bearing interest at 5% per annum, which was repaid during the period ending January 31, 2001.

         During the 2000 fiscal year, we reissued 4,197,840 shares of treasury stock for $995,735 of cash and 653,600 shares of treasury stock for $155,825 of services rendered to the Company. During the six months ended July 31, 2001, we reissued 192,700 shares of treasury stock for $36,500 of services rendered to us.

                         ITEM 3. DESCRIPTION OF PROPERTY


         We lease a combined distribution and warehouse facility, corporate office and customer service facility in Minden, Nevada from Archeion Nevada LLC. Our combined facility is approximately 4,800 square feet, including office, warehouse and delivery space for our distribution operations. The rent for these combined facilities was $1,600 plus 1,200 shares of our common stock from March 2001 to July 2001. Since July 2001, the rent for these combined facilities has been $1,600. The lease is on a month-to-month basis and terminates at such time as the lease is converted to a yearly lease by agreement of the parties or 45 days after either party gives notice of termination. We believe the size of this facility is sufficient for our needs through at least fiscal 2001.

           ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

         The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of October 19, 2001 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. Unless otherwise noted in the table below, each executive officer and director can be contacted at our principal offices.

                                                                   SHARES BENEFICIALLY OWNED(1)

NAME AND ADDRESS OF BENEFICIAL OWNER                             PERCENT(2)             NUMBER
------------------------------------                             ----------             ------
J&J Holdings, Inc.(3)
      Box 275, Genoa, NV 89411                                      57.3%               11,494,600
Gene Jackson                                                        61.1%               12,244,600(4)
Mike Atwood                                                          7.0%                1,400,000
Howard Dix                                                           1.3%                  265,000
John Howell                                                          *                     100,000
All Directors and Executive Officers as a Group - 4 persons         69.9%               14,009,600

-------------------
* Less than one percent.
(1)      The number of shares shown includes outstanding shares owned as of
         October 19, 2001, by each person indicated. None of such persons has the right to acquire additional beneficial ownership of the Company's common stock within 60 days of October 19, 2001.
(2)      Based on 20,044,140 shares outstanding as of October 19, 2001.
(3)      50% of the capital stock of J&J Holdings, Inc. is owned by John and
         Pamela Jackson and their minor children. John Jackson is the brother of
         Gene Jackson, our President, Secretary and Treasurer and one of our
         directors. The other 50% of the capital stock of J&J Holdings, Inc. is owned by Barbara Jackson and her minor children. Barbara Jackson is the spouse of Gene Jackson.
(4)      Includes 11,494,600 shares owned of record by J&J Holdings, Inc. and
         750,000 shares owned of record by Barbara Jackson, Mr. Jackson's spouse. Mr. Jackson's spouse and minor children collectively own 50% of the outstanding capital stock of J&J Holdings, Inc. and by virtue of such stock ownership may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, those shares of our common stock. Mr. Jackson disclaims beneficial ownership of the shares of common stock held by J&J
         Holdings, Inc.

              ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                                 CONTROL PERSONS

DIRECTORS AND OFFICERS

         All of our directors are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation. We anticipate holding an annual meeting in the first quarter of our 2002 fiscal year. Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

         As of July 31, 2001, the following persons were our directors and/or executive officers:

         Name                       Age              Position
         ----                       ---              --------

         Gene Jackson               38               Director, President,
                                                     Secretary and Treasurer

         Mike Atwood                39               Director

         Howard Dix                 68               Director

         John Howell                55               Director

         Our Board of Directors meets periodically to review significant developments affecting us and our business and to act on matters requiring Board approval. Although our Board of Directors may delegate many matters to others, it reserves certain powers and functions to itself. Currently we do not have any standing committees of the Board of Directors.

         We anticipate that we will appoint an Advisory Board to assist the Company in strategic development and Internet development as business develops.

         None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which the individual was elected as a director or officer.

         The following is brief biographical information on each of our officers and directors.

         GENE JACKSON. Mr. Jackson founded our company in March 1999 and has served as a director and our President, Secretary and Treasurer since that time. In this capacity, Mr. Jackson's duties include those of a chief executive officer, although he does not carry this title. From April 1992 to June 1998, Mr. Jackson served as President of Carson Valley Printing, Inc., a large commercial printer. From June 1998 to March 1999, Mr. Jackson was an independent printing industry consultant. During that time he also started American Sports Marketing, Inc., which sold plush bears named for famous athletes. From September 1995 to 1998, he also served as Vice President of Apostles Publishing Company, specializing in Bible curriculum for children, which was sold to Standard Publishing, a division of Standex, a publicly traded company, during his term as Vice President.

         MIKE ATWOOD. Mr. Atwood was appointed to our board in January 2001. Mr. Atwood has served as Chief Executive Officer of Southland Medical Services, Inc., a medical imaging company, since 1997. From 1992 to June 1997, Mr. Atwood served as the President of ESP Enterprises, a medical supply and imaging company.

         HOWARD N. DIX. Mr. Dix was appointed to our board in January 2001. Since 1998, Mr. Dix has managed his own investments. From 1994 to 1998, Mr. Dix was Founder, Director, President and Chief Operating Officer of Apostles Publishing Company, Inc., a Christian publishing company. Prior to founding Apostles Publishing Company, Mr. Dix was Contract Administrator and Manager of Data Processing for the County of Orange, California. An Alumnus of the University of Kansas at Lawrence, Mr. Dix did his graduate work in Corporate Management. Mr. Dix has a Bachelors of Science degree in Accounting and Marketing from Pittsburg State University in Pittsburg, Kansas.

         JOHN HOWELL. Mr. Howell was appointed to our board in January 2001. Mr. Howell has served as the Executive Vice President and member of the Board of Directors of New Visual Entertainment, Inc., a telecommunications and entertainment company, since April and July, 2000, respectively. From January 1998 until his retirement in October 1998, Mr. Howell was Vice President of TeraGLOBAL Communications Corp., a manufacturer of hardware for the convergence of voice, video, and data. From 1997 to 1998, Mr. Howell was Chief Executive Officer of EVERSYS Corporation, a manufacturer of computer equipment. >From 1993 to 1996, Mr. Howell served as Chief Executive Officer of Polar Bear Station No. 1, Inc. d/b/a Paradise Sport Fishing, an owner and operator of sport fishing boats. Mr. Howell has a B.S. in Aerospace Engineering from Oregon State University.

KEY EMPLOYEES

         Jim Sawyer. Mr. Sawyer joined us in March 1999 as our Sales Manager and was promoted to General Manager in October 1999. Prior to joining us, Mr. Sawyer was General Manager for Premium Fundraisers in Reno, Nevada, from 1998 until the Company was sold to a California firm. Prior to that, Mr. Sawyer had been self-employed since 1984, and in 1986 started First General Services, Inc., an insurance repair construction company. Mr. Sawyer was President/CEO of First General Services, Inc., until he sold his company in 1992.

                         ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth compensation information for our Chief Executive Officer for the fiscal years ended January 31, 2001 and 2000.


                                                                    ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR        SALARY     COMPENSATION
---------------------------                ----        ------     ------------
Gene Jackson                               2001        $-0-           $-0-
President, Treasurer and Secretary         2000        $5,300         $-0-


--------------------

         To date, we have paid no compensation to our directors for their services as directors. We have no standard arrangements to pay any such compensation to our directors in their capacity as directors, other than reimbursement for expenses incurred in connection with their services as directors.


         From May 1, 1999 through December 31, 2000, we had a management agreement with J&J Holdings, Inc., our majority shareholder, to provide management services to us. See "Certain Relationships and Related Transactions."

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into certain agreements with J&J Holdings, Inc., our majority shareholder. J&J Holdings, Inc. is owned by Barbara Jackson (spouse of our President Gene Jackson) and their children (collectively as to 50%) and by John and Pamela Jackson (brother and sister-in-law of our President Gene Jackson) and their children (collectively as to the remaining 50%).


         From March 2000 to March 2001, we leased approximately 6,000 square feet for use as a combined distribution, warehouse, corporate office and customer service facility in Minden, Nevada, from J&J Holdings, Inc. The rent for these combined facilities was $5,000 per month.


         We entered into a consulting agreement dated May 1, 1999 with J&J Holdings, Inc., pursuant to which J&J Holdings, Inc. agreed to provide management, marketing, financial and operational services for the period from May 1, 1999 to December 31, 2000 at the rate of $2,000 per month plus reimbursement of expenses. This consulting agreement was not renewed upon its expiration. Mr. Jackson did not receive any of the management fee, directly or indirectly, paid to J&J Holdings, Inc.


         We have made three unsecured promissory notes in favor of J&J Holdings, Inc. On February 1, 2000 we repurchased 10,000,000 shares of our common stock from J&J Holdings, Inc. and delivered a promissory note in the principal amount of $200,000, which bore interest at 5% per year and was repaid during the period ended October 31, 2000. The repurchase price of these shares ($.02 per share) was determined by Gene Jackson, on behalf of us, and John Jackson, on behalf of J&J Holdings, Inc. In determining the repurchase price, the parties considered our financial condition and results of operations and the fact that, during the same time period, we had sold stock under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), at a price of $.25 per share. J&J Holdings, Inc. originally purchased these shares of common stock from us for $10,000 when our company was incorporated in March 1999. J&J Holdings, Inc. also advanced us sums for working capital, which advances were evidenced by a promissory note dated January 31, 2000, in the principal amount of $126,688.54 which bore interest at 10% per year. At January 31, 2001, this note had been fully repaid. On January 31, 2001, other advances to us from J&J Holdings, Inc. were evidenced by a note in the principal amount of $128,846. The note bears interest at 5% per year and is due January 31, 2002. J&J Holdings, Inc. advanced us an additional $199,758 during the six months ended July 31, 2001.


         On January 31, 2001, we borrowed $53,570 from Howard Dix, one of our directors, for which we executed an unsecured promissory note in that amount in his favor. The note bears interest at 5% per year and was due September 30, 2001. The Company did not pay the note when it became due. However, Mr. Dix has not demanded payment and has agreed to allow the Company to continue to make periodic interest payments on the note.


         On July 1, 2001, we entered into a Contract for Services Agreement with Michael Atwood, one of our directors, and Southland Mobile Services, Inc. ("Southland"), of which Michael Atwood is the Chief Executive Officer, pursuant to which we engaged Mr. Atwood to develop our kingdomgifts.com website in exchange for 400,000 shares of our common stock. If the website is not completed in a timely fashion, as determined by our board of directors, Mr. Atwood is required to return the 400,000 shares to the Company.

                        ITEM 8. DESCRIPTION OF SECURITIES

         Our authorized capital stock includes 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of October 19, 2001, there were 20,044,140 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK


         The holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of our common stock will be entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of common stock will be entitled to share ratably in all our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of our common stock have no preemptive, subscription, redemption, or conversion rights.


PREFERRED STOCK

         Our board of directors is authorized, subject to any limitations prescribed by the laws of the State of Nevada but without further shareholder action, to issue shares of the authorized preferred stock in one or more series, and to fix and determine the designations, preferences, and relative rights and qualifications, limitations, or restrictions thereon of any series, including voting powers, dividend rights, liquidation preferences, redemption rights, and conversion privileges. As of the date of this prospectus, the board of directors has not authorized any series of preferred stock, and there are no plans, agreements, or understandings for the authorization or issuance of any shares of preferred stock. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of the common stock, including the loss of voting control to others. The issuance of preferred stock could also make it more difficult, discourage, delay or prevent an attempt to effect a change in control of the Company via a merger, tender offer, proxy contest or other means.

                                     PART II

            ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

         At October 19, 2001, there were 20,044,140 shares of our common stock issued and outstanding and we had 338 shareholders of record. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future. There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.


         There is no public market for our common stock. Our shares are not and have not been listed or quoted on any exchange or quotation system. All of our issued and outstanding common stock constitute "restricted securities" as that term is defined under Rule 144 of the Securities Act . Beginning June 30, 2001, approximately 13,394,800 of our shares of common stock were eligible to be sold under Rule 144, subject to volume, manner of sale and other limitations under Rule 144.


         In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate of ours, at least one year previously, is entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

         o        One percent of the then outstanding shares of common stock; or

         o The average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the required notice of such sale is filed with the SEC.

         Sales under Rule 144 are generally subject to the availability of current public information about us. Any person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate of ours, at least two years previously and who has not been an affiliate of ours at any time during the 90 days preceding a sale, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations or manner of sale, public information or notice requirements of Rule 144.

                            ITEM 2. LEGAL PROCEEDINGS

         None.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On September 20, 2001, and effective on such date, Freeman & Williams, LLP ("Freeman") resigned as our independent public accountants. On the same date, we selected the accounting firm of Wrinkle, Gardner & Company, P.C. ("Wrinkle, Gardner") as the independent accountants for the Company to replace Freeman. The decision to engage Wrinkle, Gardner was approved by the Board of Directors of the Company.

         Over the course of Freeman's engagement from October 1, 2000 through September 20, 2001, there were no disagreements between the Company and Freeman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements (if not resolved to the satisfaction of Freeman) would have caused Freeman to make reference in connection with their report to the subject matter of the disagreements. The accountants' reports on the financial statements of the Company for the period of inception (March 17, 1999) to the fiscal year ended January 31, 2000 and the fiscal year ended January 31, 2001 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or audit scope or accounting principles, except that the reports contained explanatory paragraphs describing the Company's going concern contingencies.

         During the period of inception (March 17, 1999) to the fiscal year ended January 31, 2000 and the fiscal year ended January 31, 2001, the Company (or anyone on the Company's behalf) did not consult with Wrinkle, Gardner regarding either the application of accounting principles to a specified transaction, either completed or contemplated, or the type of audit opinion that might be rendered on the Company's financial statements and neither a written report nor oral advice was provided to the Company that the Company considered an important factor in reaching a decision as to an accounting, auditing or financial reporting issue .


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since March 1, 1999, we have sold the following securities:


                  1. In March 1999, we issued an aggregate of 25,000,000 shares of common stock to J&J Holdings, Inc. for $25,000. Ten million of these shares were repurchased by us in February 2000. See "Certain Relationships and Related Transactions."

                  2. In our first fiscal quarter of 2000, we re-issued from treasury an aggregate 918,600 shares of our common stock for an aggregate purchase price of $214,500 to 39 individual investors. During the same time period, we also re-issued from treasury an aggregate 30,300 shares of our common stock valued at $7,575, to 1 individual investor in consideration of services rendered to us.

                  3. In our second fiscal quarter of 2000, we re-issued from treasury an aggregate 615,000 shares of our common stock for an aggregate purchase price of $157,500 to 31 individual investors. During the same time period, we also re-issued from treasury an aggregate 25,000 shares of our common stock valued at $6,250, to 1 individual investor in consideration of services rendered to us.


                  4. In our third fiscal quarter of 2000, we re-issued from treasury an aggregate 2,498,210 shares of our common stock for an aggregate purchase price of $630,175 to 94 individual investors. During the same time period, we also re-issued from treasury an aggregate 568,170 shares of our common stock valued at $141,500, to 22 individual investors in consideration of services rendered to us.

                  5. In our fourth fiscal quarter of 2000, we re-issued from treasury an aggregate 147,000 shares of our common stock for an aggregate purchase price of $32,750 to 8 individual investors. During the same time period, we also re-issued from treasury an aggregate 30,330 shares of our common stock valued at $7,500, to 34 individual investors in consideration of services rendered to us.

                  6. In our first fiscal quarter of 2001, we re-issued from treasury an aggregate 170,020 shares of our common stock valued at $42,500, to 7 individual investors in consideration of services rendered to us.

                  7. In our second fiscal quarter of 2001, we re-issued from treasury an aggregate 41,460 shares of our common stock valued at $10,262.50, to 40 individual investors in consideration of services rendered to us.

                  8. In our third fiscal quarter of 2001, we re-issued from treasury an aggregate 83,040 shares of our common stock valued at $20,885, to 6 individual investors in consideration of services rendered to us.

         All of the securities issued in the transactions described above were issued without registration under the Securities Act in reliance on the exemption provided in Section 4(2) of such Securities Act. The recipients of securities in each such transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. We believe the recipients were all "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act, or had such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in our common stock. All recipients had adequate access, through their relationships with the Company and its officers and directors, to information about us. None of the transactions described above involved general solicitation or advertising.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation and Bylaws require us to indemnify our officers and directors to the full extent permitted by Nevada law.

         Section 78.751 of the Nevada General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses, including attorney's fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

         In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to us or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to acts or omissions which involve intentional misconduct, fraud or knowing violation of law or unlawful payment of dividends, or unlawful stock purchases or redemptions.

                                    PART F/S


           INDEX TO FINANCIAL STATEMENTS OF LEGENDS OF THE FAITH, INC.



            FOR THE YEAR ENDED JANUARY 31, 2001, AND THE PERIOD FROM
                 MARCH 17, 1999 (INCEPTION) TO JANUARY 31, 2000
                                                                            Page

Independent Auditors' Report...............................................  F-2
Balance Sheets.............................................................  F-3
Statements of Operations...................................................  F-4
Statements of Changes in Stockholders' Deficit.............................  F-5
Statements of Cash Flows...................................................  F-6
Notes to Financial Statements..............................................  F-7




    FOR THE THREE MONTHS AND SIX MONTHS ENDED JULY 31, 2001 AND JULY 31, 2000


Balance Sheet (unaudited).................................................. F-15
Statements of Operations (unaudited)....................................... F-16
Statements of Changes in Stockholders' Deficit (unaudited)................. F-17
Statements of Cash Flows (unaudited)....................................... F-18
Note to Financial Statements (unaudited)................................... F-19

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Legends of the Faith, Inc.
Genoa, Nevada

We have audited the accompanying balance sheets of Legends of the Faith, Inc. (a Nevada Corporation) as of January 31, 2001 and 2000, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended January 31, 2001 and the period from inception (March 17, 1999) to January 31, 2000. These financial statements are the responsibility of the Company' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legends of the Faith, Inc. as of January 31, 2001 and 2000, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Freeman & Williams, LLP

/s/ FREEMAN & WILLIAMS, LLP

Carson City, Nevada
July 12, 2001


LEGENDS OF THE FAITH, INC.
BALANCE SHEETS
JANUARY 31, 2001 AND 2000

========================================================================================================

                                                                                 2001           2000
                                                                             ------------   ------------
ASSETS

CURRENT ASSETS:
  Cash                                                                       $     7,797    $         -
  Accounts receivable                                                             58,528         79,688
  Less:  allowance for doubtful accounts                                         (27,274)        (1,736)
  Inventory, net                                                                 126,303         31,194
  Prepaid expenses                                                                     -         20,304
                                                                             ------------   ------------
TOTAL CURRENT ASSETS                                                             165,354        129,450
                                                                             ------------   ------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                44,139         23,045

OTHER ASSETS                                                                      24,297          1,725
                                                                             ------------   ------------
TOTAL ASSETS                                                                 $   233,790    $   154,220
                                                                             ============   ============
LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES:
  Checks written in excess of cash in bank                                           $ -    $     2,993
  Accounts payable                                                               118,867         15,860
  Accrued expenses                                                                18,640         25,210
  Notes payable                                                                  188,846         20,000
                                                                             ------------   ------------
TOTAL CURRENT LIABILITIES                                                        326,353         64,063
                                                                             ------------   ------------


NOTES PAYABLE, RELATED PARTIES                                                         -        126,689
                                                                             ------------   ------------
COMMITMENTS AND CONTINGENCIES (NOTE 9)

STOCKHOLDERS' DEFICIT:
  Common stock, $.001 par value, 100,000,000 shares
    authorized, 25,000,000 shares issued, 19,851,440 shares outstanding at
    January 31, 2001 and 25,000,000 shares outstanding at January 31, 2000        25,000         25,000
  Additional paid-in capital                                                   1,059,171              -
  Accumulated deficit                                                           (969,123)       (61,532)
  Less: advance to stockholder (400,000 shares
    at $0.25 per share)                                                         (100,000)             -
  Less: treasury stock (5,148,560 and -0- shares,
    respectively) at cost                                                       (107,611)             -
                                                                             ------------   ------------
TOTAL STOCKHOLDERS' DEFICIT                                                      (92,563)       (36,532)
                                                                             ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                  $   233,790    $   154,220
                                                                             ============   ============

   The accompanying notes are an integral part of these financial statements.

                                      F-3

LEGENDS OF THE FAITH, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2001 AND THE
PERIOD FROM INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000

================================================================================
                                                        2001            2000
                                                   -------------   -------------
REVENUE:
  Retail outlet sales                              $    451,201    $    402,352
  Fundraising sales                                     143,641               -
  Internet sales                                              -             416
  Home party sales                                       15,196               -
  Trade-show sales                                       20,739               -
                                                   -------------   -------------
     TOTAL REVENUE                                      630,777         402,768
                                                   -------------   -------------

COST OF GOODS SOLD                                      277,605          96,587
                                                   -------------   -------------

GROSS PROFIT                                            353,172         306,181
                                                   -------------   -------------
OPERATING EXPENSES:
  Selling expenses                                      339,609          94,209
  General and administrative expenses                   904,050         276,671
                                                   -------------   -------------
     TOTAL OPERATING EXPENSES                         1,243,659         370,880
                                                   -------------   -------------

LOSS FROM OPERATIONS                                   (890,487)        (64,699)
                                                   -------------   -------------
OTHER INCOME (EXPENSE):
  Interest expense                                      (15,194)         (1,333)
  Other income                                                -           4,500
  Loss on sale of equipment                              (1,910)              -
                                                   -------------   -------------
     TOTAL OTHER INCOME (EXPENSE)                       (17,104)          3,167
                                                   -------------   -------------

NET LOSS                                           $   (907,591)   $    (61,532)
                                                   =============   =============

NET LOSS PER COMMON SHARE, BASIC AND DILUTED       $      (0.05)   $      (0.00)
                                                   =============   =============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING, BASIC AND DILUTED                       17,615,537      25,000,000
                                                   =============   =============


   The accompanying notes are an integral part of these financial statements.

LEGENDS OF THE FAITH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

====================================================================================================================================
                                    Common Stock           Treasury Stock      Additional                                  Total
                             ---------------------- -------------------------    Paid-In     Advance to   Accumulated  Stockholders'
                                Shares      Amount     Shares       Amount       Capital     Stockholder    Deficit        Equity
                             ------------ --------- ------------  -----------  ------------  -----------  -----------   ------------
Balance March 17, 1999
  (inception)                          -  $      -            -   $        -   $         -   $        -   $        -    $         -

Issuance of common stock      25,000,000    25,000            -            -             -            -            -         25,000

Net loss for period ended
  January 31, 2000                     -         -            -            -             -            -      (61,532)       (61,532)
                             ------------ --------- ------------  -----------  ------------  -----------  -----------   ------------
Balance January 31, 2000      25,000,000    25,000            -            -             -            -      (61,532)       (36,532)
                             ------------ --------- ------------  -----------  ------------  -----------  -----------   ------------
Purchase of treasury stock             -         -   10,000,000     (200,000)            -            -            -       (200,000)

Sale of treasury stock                 -         -   (4,851,440)      92,389     1,059,171            -            -      1,151,560

Receivable for sale of
  treasury stock                       -         -            -            -             -     (100,000)           -       (100,000)

Net loss for year ended
  January 31, 2001                     -         -            -            -             -            -     (907,591)      (907,591)
                             ------------ --------- ------------  -----------  ------------  -----------  -----------   ------------
Balance January 31, 2001      25,000,000  $ 25,000    5,148,560   $ (107,611)  $ 1,059,171   $ (100,000)  $ (969,123)   $   (92,563)
                             ============ ========= ============  ===========  ============  ===========  ===========   ============


                                      The accompanying notes are an integral part of these financial statements.

                                                                         F-5

LEGENDS OF THE FAITH, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2001 AND THE
PERIOD FROM INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000

==============================================================================================

                                                                          2001         2000
                                                                       ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                               $(907,591)   $ (61,532)
                                                                       ----------   ----------
  Adjustments to reconcile net loss to
  net cash used by operating activities:
     Amortization and depreciation                                        17,221        2,821
     Provisions for bad debt and inventory                               135,736            -
     Loss on sale of equipment                                             1,910            -
     Reissuance of treasury stock for services                            36,326            -
     Decrease (increase) in accounts receivable                           19,424      (77,952)
     Increase in inventory                                              (203,571)     (31,194)
     Decrease (increase) in prepaid expenses                              20,304      (20,304)
     Increase in other noncurrent assets                                  (1,114)      (1,725)
     Increase (decrease) in checks written in excess of cash in bank      (2,993)       2,993
     Increase in accounts payable                                        103,007       15,860
     Increase (decrease) in accrued liabilities                           (6,570)      25,210
                                                                       ----------   ----------
          NET CASH USED BY OPERATING ACTIVITIES                         (787,911)    (145,823)
                                                                       ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment                                                  (29,684)     (25,866)
  Purchase of intangible asset                                           (12,500)           -
                                                                       ----------   ----------
          NET CASH USED BY INVESTING ACTIVITIES                          (42,184)     (25,866)
                                                                       ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from reissuance of treasury stock                             995,735            -
  Purchase of treasury stock                                            (200,000)           -
  Principle payments on long-term debt                                  (140,439)           -
  Proceeds from long-term debt                                           182,596      146,689
  Proceeds from issuance of stock                                              -       25,000
                                                                       ----------   ----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                      837,892      171,689
                                                                       ----------   ----------
NET CHANGE IN CASH                                                         7,797            -

CASH, BEGINNING OF PERIOD                                                      -            -
                                                                       ----------   ----------
CASH, END OF PERIOD                                                    $   7,797    $       -
                                                                       ==========   ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest                                               $  11,003    $     933
                                                                       ==========   ==========
  Reissuance of treasury stock for goods and services                  $ 155,825    $       -
                                                                       ==========   ==========
  Issuance of treasury stock for goods and services                    $ 100,000    $       -
                                                                       ==========   ==========


        The accompanying notes are an integral part of these financial statements.

                                           F-6

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================

NOTE 1 - GENERAL

Legends of the Faith, Inc. (the "Company") was incorporated in the State of Nevada on March 17, 1999. The Company specializes in the marketing and selling of high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values, and enhance character development in children. The Company currently distributes "Toys that Teach" (TM), consisting primarily of Bible character bears, religious apparel, books, music, and other related products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents, and such items are recorded at cost, which approximates fair market value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts is determined by management. Based on estimates by management an appropriate allowance and corresponding bad debt expense is recorded at the end of the fiscal year. The allowance for doubtful accounts at January 31, 2001 and 2000 were $27,274 and $1,736, respectively.

INVENTORIES - Inventories are stated at the lower of cost (average cost) or market. Based on estimates by management an appropriate allowance and corresponding holding loss for excess inventory on hand is recorded at the end of the fiscal year. This estimate is based on 18 months of historical sales, not on potential future growth in sales, as yet not determinable, as the Company expands marketing areas. The allowance for excess inventory on hand at January 31, 2001 and 2000 were $108,462 and $-0-, respectively.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at historical cost in the financial statements. Depreciation is provided using the straight-line method over the estimated useful lives of assets as follows:

              Equipment                                5 and 10 years
              Office furniture and fixtures                   7 years
              Leasehold improvements                         10 years

OTHER ASSETS - The costs of trademarks and copyrights are amortized under the straight-line method over their remaining lives ranging from one to three years. Amortization expense charged to operations in 2001 and 2000 was $10,542 and $-0-, respectively.

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment, at least annually, or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

ADVERTISING AND PROMOTIONAL EXPENSES - The Company expenses advertising and promotional costs as they are incurred. Advertising and promotional expenses for the period ended January 31, 2001 and 2000 were $166,642 and $36,936, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's cash and cash equivalents, receivables and accounts payable, approximates fair value because of the short maturity of those instruments. The Company estimates the fair value of its long-term debt based on the current rates offered to the Company for loans of the same remaining maturities. The estimated fair values of the Company's long-term debt approximate their recorded values at January 31, 2001 and 2000.

CONCENTRATIONS OF CREDIT RISK - As of January 31, 2001 and 2000, there were no customers that represented a significant percentage of sales or accounts receivable. Concentrations with respect to trade receivables are generally limited due to the Company's large number of customers and their geographic and economic dispersion. Financial instruments that potentially subject the Company to credit risks consist primarily of cash accounts on deposit with banks, which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk related to cash or accounts receivable.

SEGMENT AND GEOGRAPHIC INFORMATION - The Company operates in one principal business segment across domestic markets. International sales have been insignificant throughout the history of the Company. There were no transfers between geographic areas. Substantially all of the domestic operating results and identifiable assets are in the United States. Disclosure regarding revenues from external customers for each group of similar products and services has not been included because it is impracticable to do so.

INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carry forwards.

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE - Basic and diluted net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Stock options were not included in the computations because they would have been antidilutive.

TREASURY STOCK - On February 1, 2000, the Company repurchased 10,000,000 shares of common stock for a cost of $200,000. During the year ending January 31, 2001 the Company reissued 4,851,440 of these shares for $1,151,560, of which $92,389 reduced the cost of outstanding treasury stock and $1,059,171 consisted of additional paid-in capital. Treasury shares reissued for cash totaled 4,197,840 shares and shares received for services totaled 653,600 shares.

STOCK BASED COMPENSATION - The Company adopted the Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." SFAS No. 123 applies to transactions in which the Company issues its equity instruments to acquire goods, or services from non-employees. Those transactions must be accounted for on the fair value of the equity instruments issued, or the goods or services received, whichever is more readily measurable.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and it is at least reasonably possible that the significant estimates used will change within the next year.

REVENUE RECOGNITION - The Company divides revenue operations into five departments. These departments include retail outlet sales, fundraising sales, internet sales, home party sales, and trade-show sales. The difference in these departments lies in their method of distributing products to their customers. Retail outlet sales are distributed to Christian bookstore dealers and novelty stores. Fundraising sales are distributed to private schools and non-profit organizations. Internet sales are products sold by means of three retail web sites on the internet. Home party sales are sales to independent distributors. Tradeshow sales are sales at organized events held throughout the country. The Company recognizes revenue when products are shipped.

SHIPPING EXPENSE - Inbound shipping expense is included in cost of goods sold.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. Management has determined that adoption of SFAS No. 133 will not have a material impact on its financial statements.

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Together these statements will change the accounting for business combinations and goodwill. SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interest method. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. Amortization will still be required for identifiable intangible assets with finite lives. The Company is required to adopt SFAS No. 142 in January 2002. The Company has not yet completed its analysis of the impact that SFAS No. 141 and SFAS No. 142 will have on its financial condition or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements. Due to the nature of the Company's operations, SAB 101 did not have a significant impact on the Company's financial statements.


NOTE 3 - INVENTORIES

Inventories consist of the following at January 31:

                                                           2001          2000
                                                       -----------   -----------
          Inventory                                    $  234,765    $   31,194
          Allowance for excess inventory on hand         (108,462)            -
                                                       -----------   -----------
          Inventory, net                               $  126,303    $   31,194
                                                       ===========   ===========

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at January 31:

                                                            2001          2000
                                                         ---------     ---------
  Equipment                                              $ 40,166      $ 23,059
  Office furniture and fixtures                             9,956         2,807
  Leasehold improvements                                    2,485             -
                                                         ---------     ---------
                                                           52,607        25,866
  Less:  accumulated depreciation                          (8,468)       (2,821)
                                                         ---------     ---------
  Property and equipment, net                            $ 44,139      $ 23,045
                                                         =========     =========

Depreciation expense for the year ended January 31, 2001 and 2000 were $6,679 and $2,821, respectively.


NOTE 5 - NOTES PAYABLE

Notes payable consist of the following at January 31:

                                                                      2001         2000
                                                                   ----------   ----------
Note payable to J&J Holdings, Inc., the majority shareholder,
bearing interest at 10%, payable no later than January 31, 2002    $       -    $ 126,689

Note payable to J&J Holdings, Inc., the majority shareholder,
bearing interest at 5%, payable no later than January 31, 2002       128,846            -

Note payable to Howard Dix, a related party, bearing an imputed
interest at 5%, payable no later than September 30, 2001              53,750            -

Note payable to Solomon Fima, bearing interest at 2% per month,
payable upon demand of the payee                                       6,250       20,000
                                                                   ----------   ----------
Total notes payable                                                  188,846      146,689
Less: current portion                                               (188,846)     (20,000)
                                                                   ----------   ----------
Total notes payable, net of current portion                        $       -    $ 126,689
                                                                   ==========   ==========

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company had accounts payable of $-0- and $7,258 as of January 31, 2001 and 2000, respectively due to J&J Holdings, Inc. The Company had notes payable of $128,846 and $126,689 as of January 31, 2001 and 2000, respectively, due to J&J Holdings, Inc. The Company had notes payable of $53,750 and $-0- as of January 31, 2001 and 2000, respectively, due to Howard Dix.

The following represent related party payments to J&J Holdings, Inc. for the period ending January 31:

                                                                2001           2000
                                                              ----------    ----------
     Rent payments to J&J Holdings, Inc.                      $  86,500     $  30,875
     Consulting payments to J&J Holdings, Inc.                        -        20,000
     Principal payments on debt with J&J Holdings, Inc.         326,689             -
     Interest payments on debt with J&J Holdings, Inc.           11,003             -
     Other payments to J&J Holdings, Inc.                             -         1,691
                                                              ----------    ----------
     Total payments to related parties                        $ 424,192     $  52,566
                                                              ==========    ==========

On July 1, 2000, the Company engaged a web developer to develop a comprehensive e-commerce site named "ichristianmall.com" to include the ability to inventory products, electronically submit orders and track accordingly, and fulfillment agreements with at least two major Christian book and inspirational product distributors. In exchange for the development to the web site the Company issued 400,000 shares of Legends of the Faith, Inc. stock valued at $0.25 per share. The e-commerce site had not yet been delivered as of January 31, 2001 and the issuance of the shares is shown in stockholders' equity as advance to stockholder. If the web site development is not completed in a timely fashion, as determined by the Board of Directors, the related party is required to return the shares to the Company.


NOTE 7 - INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No.109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At January 31, 2001, the Company had net deferred tax assets of $169,875. The Company has recorded a valuation allowance for the full amount of the net deferred tax assets.

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 7 - INCOME TAXES (CONTINUED)

The following table illustrates the source and status of the Company's major deferred tax assets:

                                                            2001         2000
                                                         ----------   ----------
     Net operating loss carryforward                     $ 119,271    $   3,055
     Accounts receivable allowance                           5,297          416
     Other current asset book/tax differences                2,961           (8)
     Accumulated depreciation book/tax difference            1,321        1,436
     Other noncurrent book/tax differences                  17,952         (244)
     Accounts payable book/tax difference                   (1,855)         793
     Accrued expenses book/tax difference                   24,928        3,782
     Valuation allowance                                  (169,875)      (9,230)
                                                         ----------   ----------
     Net deferred tax asset recorded                     $       -    $       -
                                                         ==========   ==========

The provision for income taxes for the twelve month period ended January 31, 2001 differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                                            2001         2000
                                                         ----------   ----------
     Income tax benefit computed at statutory rate       $ 169,875    $   9,230
     Tax benefit not recognized                           (169,875)      (9,230)
                                                         ----------   ----------
     Provision for income taxes                          $       -    $       -
                                                         ==========   ==========


Due to the uncertainty of the realization of certain tax carryforward items, a valuation allowance has been established in the aggregate amount of $169,875 and $9,230, at January 31, 2001 and 2000, respectively. Realization of a significant portion of the assets offset by the valuation allowance is dependent on the Company generating sufficient taxable income prior to the expiration of the loss and credit carryforwards. As of January 31, 2001 and 2000, the Company had net operating loss carryforwards of approximately $23,065 and $780,581, respectively, available to offset future taxable income, which are available through 2021. The availability of the loss and credit carryforwards may be subject to future limitation under Section 382 and 383 of the Internal Revenue Code in the event of significant change of ownership.

LEGENDS OF THE FAITH, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2001 AND JANUARY 31, 2000

================================================================================


NOTE 8 - OPERATING LEASES

The Company leases building space, and makes monthly payments of $1,600. The lease began on March 1, 2001 and is a month-to-month lease. Prior to this lease, the Company leased building space from J&J Holdings, a related party, and made monthly payments of $7,000. The lease began on March 1, 2000 and terminated February 28, 2001 with monthly payments of $7,000 with March 2000 being a partial payment of $3,500. Prior to this lease, the Company made monthly payments of $3,250 on a lease with J&J Holdings that terminated April 30, 2000. In addition, the Company leases a copier with monthly payments of $378 on a lease that began April 1, 2000. Total rent expense for the year ended January 31, 2001 was $90,280.


NOTE 9 - GOING CONCERN

These statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred a net loss of $907,591 for the period ended January 31, 2001 and $61,532 from inception to January 31, 2000.

Management plans to raise additional financing in an as yet to be determined amount to address the significant capital requirements of a start-up company. Management intends to use the proceeds from this financing to increase and diversify the Company's initial product offerings, to maintain adequate inventory to satisfy customer expectations and to meet customer demands, and to help fund operations. Management intends to raise the additional capital though public and/or private equity and/or debt financing. The Company has not entered into any agreements to raise any additional financing, and there can be no assurance that such financing will be available on terms acceptable to the Company. The Company's continued existence depends on its ability to obtain this additional capital. Our management believes it has reasonable assurance from its initial research that it will be able to successfully complete a public offering. In the interim, management is managing cash flow and responding to market conditions to insure that it is able to continue operations as a going concern. Increasing sales through more effective penetration of the fundraising and direct sales markets will be of the highest priority in the coming months.


LEGENDS OF THE FAITH, INC.
BALANCE SHEET - (UNAUDITED)
JULY 31, 2001
====================================================================================
ASSETS
CURRENT ASSETS
     Accounts receivable, net of allowance for bad debts of $27,274     $   177,018
     Inventory, net                                                         121,323
     Prepaid expenses                                                        78,018
                                                                        ------------
           Total current assets                                             376,359

PROPERTY AND EQUIPMENT, at cost
     Equipment                                                               47,305
     Office furniture and fixtures                                           12,769
     Leasehold improvements                                                   2,485
     Less: Accumulated depreciation                                         (11,808)
                                                                        ------------
                                                                             50,751

OTHER ASSETS                                                                 17,787
                                                                        ------------
           Total assets                                                 $   444,897
                                                                        ============

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
     Accounts payable and accrued expenses                              $   192,118
     Notes payable                                                          340,393
                                                                        ------------
           Total current liabilities                                        532,511

STOCKHOLDERS' DEFICIT
     Common stock, $.001 par value, 100,000,000 shares authorized,
         25,000,000 shares issued and 20,044,140 shares outstanding          25,000
     Additional paid in capital                                           1,092,751
     Accumulated deficit                                                 (1,000,674)
     Less: advance to stockholder (400,000 shares at $0.25 per share)      (100,000)
     Less: treasury stock (4,955,860 shares) at cost                       (104,691)
                                                                        ------------
           Total stockholders' deficit                                      (87,614)
                                                                        ------------
           Total liabilities and stockholders' deficit                  $   444,897
                                                                        ============


                   See note to unaudited financial statements.

                                      F-15



LEGENDS OF THE FAITH, INC.
STATEMENTS OF OPERATIONS - (UNAUDITED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JULY 31, 2001 AND JULY 31, 2000
================================================================================

                                        Three months    Three months     Six months      Six months
                                            ended          ended           ended            ended
                                        July 31, 2001   July 31, 2000   July 31, 2001   July 31, 2000
                                        -------------   -------------   -------------   -------------
REVENUE:
    Product sales                       $    302,782    $    159,072    $    413,710    $    394,892

COST OF GOODS SOLD                            50,769          35,134          82,415          99,283

Operating expenses:
    Selling                                   23,893          16,740          41,739          52,006
    General and administrative               139,033         182,281         319,350         386,494
                                        -------------   -------------   -------------   -------------
             Total operating expenses        162,926         199,021         361,089         438,500
                                        -------------   -------------   -------------   -------------

Other income (loss)                           (2,059)              0          (1,757)              0
                                        -------------   -------------   -------------   -------------
                 Net income (loss)      $     87,028    $    (75,083)   $    (31,551)   $   (142,891)
                                        =============   =============   =============   =============

Net income (loss) per share -
    basic and diluted                   $       0.00    $      (0.00)   $      (0.00)   $      (0.01)
                                        =============   =============   =============   =============

Weighted average common shares            20,028,410      16,274,905      19,947,790      20,795,955




                                  See note to unaudited financial statements.


                                                     F-16

LEGENDS OF THE FAITH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS DEFICIT (UNAUDITED)
====================================================================================================================================

                                        Common Stock          Treasury Stock      Additional   Receivable
                                   ---------------------------------------------   Paid-in       from        Accumulated
                                     Shares      Amount    Shares     Amount       Capital    Shareholder      Deficit        Total
                                   -------------------------------------------------------------------------------------------------
Balance, January 31, 2001           25,000,000  $ 25,000  5,148,560  $(107,611)   $1,059,171   $(100,000)   $  (969,123)   $(92,563)
    Issuance of treasury stock                             (192,700)     2,920        33,580                                 36,500
    Net (loss) for six-months
      ended July 31, 2001                                                                                       (31,551)    (31,551)
                                   -------------------------------------------------------------------------------------------------
Balance, July 31, 2001              25,000,000  $ 25,000  4,955,860  $(104,691)   $1,092,751   $(100,000)   $(1,000,674)   $(87,614)
                                   =================================================================================================





                                                 See note to unaudited financial statements.

                                                                    F-17


LEGENDS OF THE FAITH, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JULY 31, 2001 AND JULY 31, 2000
=============================================================================

                                                           Three months   Three months    Six months    Six months
                                                               ended          ended         ended          ended
                                                           July 31, 2001  July 31, 2000  July 31, 2001  July 31, 2000
                                                           ---------------------------------------------------------
OPERATING ACTIVITIES
     Net income (loss)                                     $    87,028    $   (75,083)   $   (31,551)   $  (142,891)
     Adjustments to reconcile net income (loss) to net
           cash provided by (used in) operating
           activities:
           Depreciation and amortization                         4,306            705          8,611          1,410
           Provision for excess inventory and bad debts        (30,108)             0        (30,108)         4,628
           Reissuance of treasury stock for services             4,000          6,250         36,500         13,825
        Changes in operating assets and liabilities:
           Accounts receivable                                (165,109)       (13,273)      (145,764)       (67,218)
           Inventory                                            32,627        (89,614)        35,088        (74,928)
           Prepaid expenses                                    (56,897)        37,262        (75,019)        17,242
           Other assets                                              0         (1,500)        (1,600)       (20,500)
           Accounts payable and accrued expenses                29,338         15,740         54,451         26,657
                                                           ---------------------------------------------------------
     Net cash provided by (used in) operating activities       (94,815)      (119,513)      (149,392)      (241,775)

INVESTING ACTIVITIES
     Capital expenditures                                       (8,793)        (2,739)        (9,952)       (20,086)
                                                           ---------------------------------------------------------
     Net cash (used in) investing activities                    (8,793)        (2,739)        (9,952)       (20,086)

FINANCING ACTIVITIES
     Cash overdraft                                              1,147              0              0         (2,993)
     Proceeds from long-term debt                              102,461              0        229,897        114,825
     Principal payments on long-term debt                            0        (12,000)       (78,350)       (10,000)
     Purchase of treasury stock                                      0              0              0       (200,000)
     Proceeds from issuance of stock                                 0        156,000              0        385,475
                                                           ---------------------------------------------------------
     Net cash provided by financing activities                 103,608        144,000        151,547        287,307
                                                           ---------------------------------------------------------
           INCREASE (DECREASE) IN CASH                               0         21,748         (7,797)        25,446
CASH AT BEGINNING OF PERIOD                                          0          3,698          7,797              0
                                                           ---------------------------------------------------------
CASH AT END OF PERIOD                                      $         0    $    25,446    $         0    $    25,446
                                                           =========================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                                $         0    $        42    $         0    $        42
     Reissuance of treasury stock for goods and services   $     4,000    $     6,250    $    36,500    $    13,825


                                       See note to unaudited financial statements.

                                                          F-18

LEGENDS OF THE FAITH, INC.
NOTE TO FINANCIAL STATEMENTS
JULY 31, 2001
=============================================================================

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required for generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-and six-month periods ended July 31, 2001 are not necessarily indicative of the results that may be expected for the year ended January 31, 2002. These financial statements should be read in conjunction with the Company's audited financial statements for the period ended January 31, 2001 and for the period from inception (March 17, 1999) to January 31, 2000, and the notes thereto.


                   See note to unaudited financial statements.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------

Exhibit 2.1 Amended and Restated Articles of Incorporation of Legends of the Faith, Inc.*

Exhibit 2.2       Bylaws of Legends of the Faith, Inc.*

Exhibit 6.1 Unsecured Promissory Note by Legends of the Faith, Inc. in the principal amount of $200,000 in favor of J&J Holdings, Inc. dated February 1, 2000.*

Exhibit 6.2 Unsecured Promissory Note by Legends of the Faith, Inc. in the principal amount of $126,688.54 in favor of J&J Holdings, Inc. dated January 31, 2000.*

Exhibit 6.3 Real Estate Lease Agreement by and between Legends of the Faith, Inc. and J&J Holdings, Inc. dated March 1, 2000.*

Exhibit 6.4 Consulting Agreement by and between Legends of the Faith, Inc. and J&J Holdings, Inc. dated May 1, 1999.*

Exhibit 6.5 Unsecured Promissory Note by Legends of the Faith, Inc. in the principal amount of $53,750 in favor of Howard Dix dated January 31, 2001.*

Exhibit 6.6 Unsecured Promissory Note by Legends of the Faith, Inc. in the principal amount of $128,846 in favor of J&J Holdings, Inc. dated January 31, 2001.*

Exhibit 6.7 Real Estate Lease Agreement by and between Legends of the Faith, Inc. and Archeion Nevada LLC dated February 24, 2001.*

Exhibit 6.8 General Contract for Services Agreement by and between Legends of the Faith, Inc., and Michael Atwood/Southland Mobile Services, Inc. dated July 1, 2001.*

*    Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   LEGENDS OF THE FAITH, INC.



Date:   December 11, 2001                          By: /s/ GENE JACKSON
        -----------------                              ------------------------
                                                       Gene Jackson, President


                                       S-1